Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

NEUSTAR, INC.,

TUMI MERGER SUB, INC.,

TARGUS INFORMATION CORPORATION

and

MICHAEL M. SULLIVAN

Dated as of October 10, 2011

SECTION 11.10	Assignment; Successors	84
SECTION 11.11	Specific Performance	84
SECTION 11.12	Severability	85
SECTION 11.13	Waiver of Jury Trial	85
SECTION 11.14	Counterparts	85
SECTION 11.15	No Presumption Against Drafting Party	85

Exhibit A	Form of Surviving Corporation Certificate of Incorporation
Exhibit B	Form of Surviving Corporation Bylaws
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Information Statement
Exhibit E	Form of Waiver and Termination Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 10, 2011 (this “Agreement”), is between NEUSTAR, INC., a Delaware corporation (“Parent”), TUMI MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), TARGUS INFORMATION CORPORATION, a Delaware corporation (the “Company”), and Michael M. Sullivan, solely in his capacity as the initial Stockholder Representative hereunder.

RECITALS

WHEREAS, the Board of Directors of each of the Company and Merger Sub has declared it advisable and in the best interests of their respective stockholders that the Company and Merger Sub enter into this Agreement and consummate the merger, on the terms and subject to the conditions set forth in this Agreement, of Merger Sub with and into the Company after which the Company would be the surviving corporation and would become a wholly owned Subsidiary of Parent (the “Merger”), all in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and such Boards of Directors have approved this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company has determined that the consideration to be paid to the stockholders of the Company pursuant to this Agreement for each share held by them of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) is fair to and in the best interests of such stockholders;

WHEREAS, the Board of Directors of the Company has recommended to the stockholders of the Company that they adopt this Agreement;

WHEREAS, at or prior to the Consent Deadline, stockholders of the Company who, as of the date of this Agreement (the “Record Date”), are entitled to cast votes constituting at least 85% of the votes entitled to be cast by holders of shares of Common Stock outstanding on the Record Date (the “Consenting Stockholders”), will deliver to the Secretary of the Company Written Consents with respect to all such shares of Common Stock held by such holders, which such Written Consents shall, among other things, provide for the adoption of this Agreement by such holders in accordance with the DGCL and the consent of such holders to the indemnification and escrow provisions of this Agreement and the appointment of the Stockholder Representative;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, Parent, the Company, AMACAI Merger Sub, Inc., a wholly owned Subsidiary of the Company (“AMACAI Merger Sub”), and AMACAI Information Corporation (“AMACAI”), a Subsidiary of the Company, have entered into a merger agreement (the “AMACAI Merger Agreement”) pursuant to which, prior to the consummation of the Merger, (i) AMACAI Merger Sub shall be merged with and into AMACAI, with AMACAI surviving as a wholly owned subsidiary of the Company, and (ii) all outstanding shares of common stock of AMACAI (other than those held by the Company) will be converted into shares of Common Stock and all outstanding AMACAI

Options will be converted into Options, with the result that AMACAI will become a wholly owned Subsidiary of the Company and no AMACAI Options will remain outstanding (the “AMACAI Merger”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain employees of the Company have executed offer letters (the “Offer Letters”) regarding the employment of such employees with Parent following the consummation of the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain holders of Common Stock and certain employees of the Company who hold Common Stock have entered into agreements with Parent pursuant to which (a) such holders of Common Stock have agreed to certain non-solicitation, no hire and non-competition restrictions (the “Institutional Holder Agreements”) and (b) such employees have agreed to certain non-solicitation, no hire and non-competition restrictions (the “Employee Holder Agreements” and, together with the Institutional Holder Agreements, the “Holder Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, the parties hereto agree as follows:

AGREEMENT

ARTICLE I

DEFINITIONS

SECTION 1.1 Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Entity, or any other arbitration, mediation or similar proceeding.

“Adjustment Amount” means the sum of the following (which sum may be a positive or negative number):

(a) Closing Cash minus Estimated Closing Cash; plus

(b) Closing Non-Cash Working Capital minus Estimated Closing Non-Cash Working Capital.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“AMACAI Option” means, as of any time, each option to purchase shares of common stock of AMACAI issued under the AMACAI Option Plan that is outstanding as of such time.

“AMACAI Option Plan” means the AMACAI Information Corporation 2004 Stock Incentive Plan.

“Ancillary Agreements” means each Institutional Holder Agreement, each Employee Holder Agreement, the AMACAI Merger Agreement and the Escrow Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or another day on which banks are required or authorized by Law to be closed in The City of New York.

“Cash” means cash and cash equivalents and restricted cash of the Company and its Subsidiaries, determined in accordance with GAAP applied on a basis consistent with the application thereof to the Financial Statements.

“Change of Control Payments” means all change of control, bonus, termination, severance and other similar payments that are payable by the Company and its Subsidiaries to any Person as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement (alone or in combination with any other event occurring at or prior to the Effective Time), together with any employer-paid portion of any employment and payroll taxes related thereto, whether accrued, incurred or paid prior to, at or after the Effective Time; provided, however, that in no event shall any of the following be considered “Change of Control Payments”: (a) any payments made pursuant to any Offer Letter or any Contract entered into by the Company or any of its Subsidiaries with any employee of the Company or any of its Subsidiaries at the written direction of Parent, (b) any change of control, termination or severance payments that relate to employees who are terminated after the Effective Time, (c) any bonus or other similar payments to employees pursuant to any agreement or arrangement adopted or entered into by the Company or any of its Affiliates after the Effective Time, and (d) payments made pursuant to Section 3.3(b) to the holders of Cancelled Options.

“Closing Cash” means Cash, as of the close of business on the day immediately preceding the Closing Date, minus all Transaction Expenses and Change of Control Payments to be paid by the Company after such time and at or prior to the Effective Time.

“Closing Merger Consideration” means the Purchase Price, plus:

(a) the Estimated Closing Cash;

(b) the Estimated Closing Non-Cash Working Capital Adjustment;

(c) the Closing Tax Benefits from Compensation Expense;

(d) the aggregate exercise prices of all Options included within the determination of the Fully Diluted Share Number; and

(e) the cost of the Tail Policy purchased by the Company in accordance with Section 6.11(b).

minus (without duplication):

(i) the Indemnification Escrow Amount;

(ii) the Purchase Price Adjustment Escrow Amount;

(iii) the Stockholder Representative Escrow Amount;

(iv) the Indebtedness Discharge Amount;

(v) all Transaction Expenses paid by Parent at the Effective Time and all Transaction Expenses to be paid by the Surviving Corporation after the Effective Time; and

(vi) all Change of Control Payments paid by Parent at the Effective Time, and all Change of Control Payments to be paid by the Surviving Corporation after the Effective Time pursuant to Section 6.14.

“Closing Non-Cash Working Capital” means an amount equal to (a) the sum of all current assets (excluding (i) Cash, (ii) current tax assets or prepaid income taxes, (iii) the current portion of deferred tax assets, and (iv) the current portion of deferred financing costs), minus (b) the sum of all current liabilities (including both the current and long term portion deferred revenue, but excluding (i) the current portion of deferred rent, (ii) the current portion of tax liability, (iii) the current portion of loan payable, (iv) Transaction Expenses, (v) Change of Control Payments, and (vi) the cost of the Tail Policy purchased by the Company in accordance with Section 6.11(b)) calculated on a consolidated basis as of the close of business on the day immediately preceding the Closing Date in accordance with GAAP applied on a basis consistent with the application thereof to the Financial Statements. An example determination of Closing Non-Cash Working Capital, assuming for purposes of such example that the Closing Date is July 1, 2011, is set forth in Section 1.1 of the Disclosure Schedule.

“Closing Per Share Merger Consideration” means (a) the Closing Merger Consideration, divided by (b) the Fully Diluted Share Number.

“Closing Tax Benefits from Compensation Expense” means an amount equal to the product of (a) 40% and (b) the sum of (i) the amount that becomes payable to holders of Cancelled Options as of the Closing Date pursuant to Section 3.3(b) and (ii) the compensatory portion (as determined pursuant to Section 421(b) of the Code) of any payments payable under this Agreement (including amounts attributable to the Escrow Fund or in respect of the Adjustment Amount) with respect to Shares the disposition of which in the Merger constitutes a “disqualifying disposition” under the Code; provided, however, that in no event shall the aggregate Closing Tax Benefits from Compensation Expense and Post-Closing Tax Benefits from Compensation Expense exceed $7,000,000. The compensatory value of any Option that remains outstanding immediately following the Effective Date pursuant to the terms of this Agreement shall not be included in determining Closing Tax Benefits from Compensation Expense.

“Code” means the Internal Revenue Code.

“Continuing Employees” means the employees of the Company and its Subsidiaries as of immediately prior to the Effective Time.

“Contract” means any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other legally binding contract, commitment, agreement, instrument, arrangement or understanding, whether oral or written.

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“COTS Software” means commercially available “off-the-shelf” software in object code form that is licensed to the Company or any of its Subsidiaries for an aggregate license fee of no more than $50,000 or an annual license fee of no more than $10,000.

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Laws” means any Laws of any Governmental Entity relating to pollution or the protection of the environment or natural resources, or to the production, manufacturing, use, storage, Release, emission, disposal, discharge or transport of Hazardous Materials, in each case as in effect on the date of this Agreement.

“Environmental Permits” means all Permits required under any Environmental Law.

“Escrow Agent” means JPMorgan Chase Bank.

“Escrow Agreement” means the Escrow Agreement to be entered into by Parent, the Stockholder Representative and the Escrow Agent at the Closing, substantially in the form of Exhibit C.

“Estimated Closing Non-Cash Working Capital Adjustment” means an amount (which may be positive or negative) equal to Estimated Closing Non-Cash Working Capital minus Target Closing Non-Cash Working Capital.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Financing Commitment and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Financing Commitment) relating thereto, in each case to the extent permitted by Section 6.12.

“Fully Diluted Share Number” means (a) the aggregate number of Shares (other than Cancelled Shares owned by the Company or any of its Subsidiaries) outstanding immediately prior to the Effective Time, plus (b) the aggregate number of Shares issuable upon the exercise in full of all Options (whether vested or unvested) outstanding immediately prior to the Effective Time that are in-the-money (based on the Closing Per Share Merger Consideration). Options that are out-of-the-money (based on the Closing Per Share Merger Consideration) shall be excluded from the calculation of the Fully Diluted Share Number. The Fully Diluted Share Number shall be calculated after giving effect to the AMACAI Merger.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any United States or non-United States federal, national, supranational, state, provincial, local or other government or subdivision thereof, any governmental, regulatory, self-regulatory or administrative authority, branch, agency or commission, or any court, tribunal, or arbitral or judicial body (including any grand jury).

“Hazardous Substances” means any substance, material or waste defined in or regulated as a pollutant or contaminant or as hazardous, toxic, flammable, explosive, reactive, corrosive, radioactive, or carcinogenic under any Environmental Law.

“Immediate Family” means, with respect to any specified Person, such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, and any other relative of such Person that shares such Person’s home.

“Indebtedness” means, with respect to any Person, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums and penalties (if any), unpaid fees and expenses and other monetary obligations in respect of (i) outstanding indebtedness of such Person for borrowed money and (ii) outstanding indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all outstanding obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable); (c) all outstanding obligations of such Person under any financing leases or leases required to be capitalized in accordance with GAAP; (d) all outstanding obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (e) all outstanding obligations of such Person under interest rate or currency swap or other hedging transactions or agreements (valued at the termination value thereof); (f) all obligations of the type referred to in clauses (a) through (e) of any third Person of which such first Person is responsible or liable, directly or indirectly, as obligor, guarantor or surety; and (g) all obligations of the type referred to in clauses (a) through

(f) of any third Person secured by (or for which the holder of such obligations has an existing or contingent right to be secured by) any Encumbrance on any property or asset of such first Person (whether or not such obligation is assumed by such first Person).

“Indemnification Escrow Amount” means $40,000,000.

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (a) trade names, trademarks and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (b) patents and utility models and applications with respect to the foregoing (collectively, “Patents”); (c) copyrights (registered and unregistered) and applications for registration of copyrights (collectively, “Copyrights”); (d) know-how, inventions, methods, processes, technical data, specifications, research and development information, technology, product roadmaps, customer lists and any other information, in each case to the extent any of the foregoing derives economic value from not being generally known to other persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (e) moral rights, publicity rights, data base rights and any other proprietary or intellectual property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets.

“Knowledge” means (a) with respect to the Company and its Subsidiaries, the actual knowledge of George G. Moore, James D. Shaffer, Michael M. Sullivan, Dennis Ainge and TTom Gellenthien after making a reasonable inquiry of such Person’s direct reports of the matter in question (which such inquiry shall occur at the time relevant to the item qualified to “Knowledge”); and (b) with respect to Parent and its Subsidiaries, the actual knowledge of Lisa Hook, Paul Lalljie and Martin Lowen after making a reasonable inquiry of such Person’s direct reports of the matter in question (which such inquiry shall occur at the time relevant to the item qualified to “Knowledge”).

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Entity.

“Leased Real Property” means all real property leased, subleased or licensed to the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (a) is materially adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) materially impairs, or prevents or materially delays, the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (a) only, the determination of a Material Adverse Effect shall exclude each of the following events, changes, circumstances, occurrences, effects and states of fact: (i) those generally affecting the industries of the Company and its Subsidiaries, or the economy or the financial or securities markets of the United States or any other jurisdiction in which the Company or any of its Subsidiaries operates, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general, (ii) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism, (iii) any hurricane, tropical storm, flood, forest fire, earthquake or other similar natural disaster, (iv) changes in Law or GAAP (or the official interpretation thereof), (v) any action taken or not taken by the Company or any of its Subsidiaries at the written instruction of Parent (provided, that the exercise by Parent or Merger Sub of its rights under this Agreement, including any decision not to provide the Company with a waiver of Section 6.1, shall not be considered such a written instruction of Parent), (vi) any action taken by Parent, Merger Sub or any of their Affiliates (provided, that the exercise by Parent or Merger Sub of its rights under this Agreement, including any decision not to provide the Company with a waiver of the terms of this Agreement, shall not be excluded pursuant to this clause (vi)), and (vii) compliance with the terms of, or the taking of any action required by, this Agreement (provided, that the exercise by Parent or Merger Sub of its rights under this Agreement, including any decision not to provide the Company with a waiver of the terms of this Agreement, shall not be excluded pursuant to this clause (vii)); provided, that, with respect to clauses (i) through (iv), such exclusion shall be solely to the extent that the impact of such event, change, circumstance, occurrence, effect or state of facts is not materially and disproportionately adverse to the Company and its Subsidiaries, taken as a whole, in comparison to similarly situated businesses (in which case such materially disproportionate impact shall be taken into account).

“Merger Consideration” means the Closing Merger Consideration, together with those portions of the Escrow Funds and the Adjustment Amount (if any) that the Stockholders and the holders of Cancelled Options become entitled to receive pursuant to the terms of this Agreement and the Escrow Agreement.

“Neutral Accountant” means the Washington, D.C. office of PricewaterhouseCoopers LLP, or in the event that circumstances create an actual conflict of interest that would impair such firm’s ability to impartially determine any issue presented to it pursuant to this Agreement or if such firm is otherwise unwilling or unable to provide such services, the Washington, D.C. office of a nationally-recognized certified public accounting firm jointly selected by Parent and the Stockholder Representative.

“Open Source License” means a license under which Open Source Materials are licensed, including any GNU General Public License, GNU Lesser General Public License or Mozilla Public License.

“Open Source Materials” means any software that is distributed or made generally available as “open source” or “free” software, including any software that is subject to a license that requires, as a condition of use, modification or distribution, that other software incorporated into, derived from, used, or distributed with such software (a) be made available or distributed in source code form, (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that permit reverse engineering, or (d) be redistributable at no charge.

“Option” means, as of any specified time, each option to purchase Shares issued under the Option Plan or the AMACAI Option Plan that is outstanding as of such time.

“Option Exchange Ratio” means the fraction having a numerator equal to the Closing Per Share Merger Consideration (calculated without giving effect to any deductions in respect of the Escrow Funds) and having a denominator equal to the volume weighted-average price (as reported by the New York Stock Exchange) of the Parent Common Stock for the 10 consecutive trading days immediately preceding the Closing Date.

“Option Plan” means the Targus Information Corporation Amended and Restated 2004 Stock Incentive Plan.

“Parent Common Stock” means shares of Parent’s Class A common stock, par value $0.001.

“Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs, or prevents or materially delays, the ability of Parent or Merger Sub to consummate the Merger or any of the other transactions contemplated by this Agreement.

“Parent Parties” means, collectively, Parent, Merger Sub, the Financing Sources and any of their respective current, former or future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, Affiliates, employees, representatives or agents.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity, including any Governmental Entity.

“Post-Closing Tax Benefits from Compensation Expense” means an amount equal to the product of (a) 40% and (b) any amount paid to holders of Cancelled Options after the Closing Date from the Escrow Funds or in respect of the Adjustment Amount; provided, however, that in no event shall the aggregate Closing Tax Benefits from Compensation Expense and Post-Closing Tax Benefits from Compensation Expense exceed $7,000,000. The compensatory value of any Option that remains outstanding immediately following the Effective Date pursuant to the terms of this Agreement shall not be included in determining Post-Closing Tax Benefits from Compensation Expense.

“Post-Closing Tax Period” means any Tax period that begins after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on or before the Closing Date.

“Pro Rata Share” means, with respect to any Stockholder or holder of Cancelled Options, such Person’s ownership interest in the Company as of immediately prior to the Effective Time, determined by dividing:

(a) the number of Shares owned of record by such Person as of immediately prior to the Effective Time, plus the number of Shares issuable upon the exercise of all Cancelled Options held by such Person as of immediately prior to the Effective Time, by

(b) the total number of Shares outstanding as of the Effective Time, plus the total number of Shares issuable upon the exercise of all Cancelled Options outstanding as of immediately prior to the Effective Time.

“Purchase Price” means $650,000,000.

“Purchase Price Adjustment Escrow Amount” means $3,000,000.

“Release” has the meaning set forth in Section 101(22) of the Comprehensive Environmental Response, Compensation and Liability Act, but not subject to the exception in Subsection (A) of 42 U.S.C. 9601(22).

“Related Party” means, with respect to any specified Person: (a) any Affiliate of such specified Person, (b) any director, executive officer, general partner or managing member of such specified Person or any such Affiliate; (c) any Immediate Family member of any Person described in clause (a) or (b); and (d) any other Person who holds, individually or together with any Affiliate of such other Person and any members of such other Person’s Immediate Family, more than 5% of the outstanding equity or ownership interests of such specified Person.

“Return” means any return, declaration, report, statement, information statement, worksheet, schedule and any other document required to be filed or filed with respect to Taxes with a Governmental Entity, including any claims for refunds of Taxes and any amendments or supplements of any of the foregoing.

“Stockholder Representative Escrow Amount” means $500,000.

“Stockholder Taxes” means the following amounts: (a) all Taxes of the Company assessed or levied with respect to a Pre-Closing Tax Period; (b) 50% of any and all Transfer Taxes; (c) all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company or any Subsidiary (including any predecessor entities) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any corresponding or similar provision of state, local or foreign Tax law or regulations; and (d) all Taxes of any Person imposed on the Company or any Subsidiary as a transferee or successor, by contract, pursuant to any Law or as a result of any express or implied agreement to indemnify any such Person for Taxes, which Taxes relate to events or transactions occurring prior to the Closing Date.

“Stockholders” means those Persons who hold Common Stock as of the Effective Time.

“Straddle Period” means any Taxable period that begins before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

“Target Closing Non-Cash Working Capital” means $12,000,000.

“Tax Deductions” means any item of loss or deduction resulting from or attributable to (a) transaction bonuses, change-in-control payments, severance payments, retention payments or similar payments made to employees or other service providers of the Company or any of its Subsidiaries, including the Change of Control Payments; (b) the fees, expenses and interest incurred by the Company or any of its Subsidiaries with respect to the payment of any Indebtedness, including the Indebtedness Discharge Amount; (c) the Transaction Expenses; and (d) the amount of any deduction for federal income Tax purposes as a result of the exercise or payment for cancellation of employee or other compensatory options, including as a result of cancellation payments made in respect of the Options pursuant to this Agreement, in each case, arising in connection with the transactions contemplated by this Agreement.

“Taxes” means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, escheat, abandoned property, environmental, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Transaction Expenses” means, subject to Sections 6.9(e), 6.11(b) and 6.12(g), all fees and expenses incurred by the Company or any of its Subsidiaries at or prior to the Closing (regardless of when invoiced or actually paid) in connection with the process of selling the Company, the negotiation, preparation and execution of this Agreement and the Ancillary Agreements, and the performance and consummation of the Merger and the other transactions contemplated hereby and thereby, including (a) fees and expenses associated with obtaining necessary or appropriate waivers, consents, or approvals of any Governmental Entity or third Person on the part of the Company or any of its Subsidiaries, (b) fees and expenses associated with obtaining the release and termination of any Encumbrance, (c) brokers’, finders’ and similar fees, (d) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and other experts, and (e) fees or expenses of the foregoing character of any Stockholder that are paid or reimbursed by the Company or that the Company is obligated to pay or reimburse.

“Transfer Taxes” means all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement.

“Written Consent” means a written consent of a Stockholder in the form attached as an exhibit to the Information Statement.

SECTION 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
Acquisition Proposal	6.4
Agreement	Preamble
Alternative Financing	6.12
AMACAI	Recitals
AMACAI Merger	Recitals
AMACAI Merger Agreement	Recitals
AMACAI Merger Sub	Recitals
Balance Sheet	4.6
Cancelled Option	3.3
Cancelled Shares	3.1
Certificate of Merger	2.2
Certificates	3.4
Closing	2.2
Closing Capitalization Schedule	6.15
Closing Date	2.2
Closing Failure Fee	10.3
Closing Statement	3.8
Common Stock	Recitals
Company	Preamble
Company Registered IP	4.14
Company Stockholder Approval	4.2
Competitor	4.18
Confidentiality Agreement	6.8
Consent Deadline	6.5
Consenting Stockholders	Recitals
Copyrights	1.1
Core Reps	9.1
Deductible	9.4
DGCL	Recitals
Disclosure Schedule	Article IV
Dissenting Shares	3.2
Effective Time	2.2
Employee Holder Agreements	Recitals
ERISA	4.10
Escrow Funds	3.5
Estimated Closing Cash	6.15
Estimated Closing Non-Cash Working Capital	6.15
Financial Statements	4.6
Financing	5.7
Financing Agreement	6.12
Financing Commitment	5.7
Holder Agreements	Recitals
Holder Group	6.18
HSR Act	4.3
Inbound License Agreements	4.14

Definition	Location
Indebtedness Discharge Amount	6.13
Indemnified Party	9.7
Indemnifying Party	9.7
Indemnity Escrow Fund	3.5
Information Statement	4.20
Institutional Holder Agreements	Recitals
Interim Financial Statements	4.6
IRS	4.10
Losses	9.2
Majority Holders	3.7
Marketing Period	6.12
Marks	1.1
Material Contracts	4.17
Merger	Recitals
Merger Sub	Preamble
NPI	4.14
Offer Letters	Recitals
Outbound License Agreements	4.14
Outside Date	10.1
Parent	Preamble
Parent Indemnitees	9.2
Patents	1.1
Paying Agent	3.4
Payment Fund	3.4
Permits	4.8
Permitted Encumbrances	4.12
Plans	4.10
Post-Closing Plans	6.16
Purchase Price Adjustment Escrow Fund	3.5
Record Date	Recitals
Representatives	6.3
Required Information	6.12
Shares	3.1
Solvent	5.8
Stockholder Representative	3.7
Stockholder Representative Escrow Fund	3.5
Surviving Corporation	2.1
Tail Policy	6.11
Tax Claim	7.4
Tax Rep	9.1
Third Party Claim	9.7
Trade Secrets	1.1
Transfer Tax Returns	7.6
Unresolved Objections	3.8
Waiver and Termination Agreement	4.2
Willful Breach	10.2

ARTICLE II

THE MERGER

SECTION 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with the DGCL, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease, (c) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned Subsidiary of Parent, and (d) all of the properties, rights, privileges, powers and franchises of Merger Sub and the Company will vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of Merger Sub and the Company will become the debts, liabilities, obligations and duties of the Surviving Corporation.

SECTION 2.2 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Washington, D.C. time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) at the Washington, D.C. offices of Wilmer Cutler Pickering Hale and Dorr LLP, unless another date, time or place is agreed to in writing by Parent and the Company. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) any Business Day before or during the Marketing Period as may be specified by Parent on no less than two Business Days’ prior notice to the Company and (b) the 10th Business Day after the final day of the Marketing Period (provided that, (i) if the Marketing Period ends before the Outside Date, but such 10th Business Day would fall after the Outside Date, then the Closing shall occur on the Outside Date, and (ii) if specified by Parent on no less than two Business Days’ prior notice to the Company, the Closing shall occur on any day during such 10 Business Day period that is prior to the Outside Date) (subject, in either case, to the continued satisfaction or waiver of such conditions on such date). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) As soon as practicable on the Closing Date, the parties shall cause a certificate of merger to be filed with the Secretary of State of Delaware (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of

Delaware or at such other time as the parties shall agree and as shall be specified in the Certificate of Merger. The time when the Merger shall become effective is referred to as the “Effective Time”.

SECTION 2.3 Effects of the Merger. The Merger shall have the effects provided for in this Agreement and in the applicable provisions of the DGCL.

SECTION 2.4 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated so that it reads in its entirety as set forth in Exhibit A, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended, subject to Section 6.11.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended and restated so that they read in their entirety as set forth in Exhibit B, and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended, subject to Section 6.11.

SECTION 2.5 Directors; Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;

EXCHANGE OF CERTIFICATES; TREATMENT OF EQUITY AWARDS

SECTION 3.1 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any shares of Common Stock (the “Shares”) or any shares of capital stock of Merger Sub:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Closing Per Share Merger Consideration, in cash, without interest, together with any amounts that may become payable in respect of such Share in the future from the Escrow Funds as provided in this Agreement and the Escrow Agreement or in respect of the Adjustment Amount, at the respective times and subject to the contingencies specified herein and therein;

(b) Each Share that is owned by Parent or Merger Sub immediately prior to the Effective Time, and each Share that is held in the treasury of the Company or owned by the Company or any of its Subsidiaries immediately prior to the Effective Time, shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefore (such Shares, the “Cancelled Shares”); and

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

SECTION 3.2 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares (other than Cancelled Shares) outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such Shares in accordance with the DGCL (“Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration unless and until such holder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.1, without interest. The Company shall give Parent prompt written notice of any written demands received by the Company for appraisal of Shares, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger. Parent and the Company shall jointly participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. Neither Parent nor the Company shall, except with the prior written consent of the other, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

SECTION 3.3 Rollover of Unvested Options; Cash-Out of Vested Options.

(a) At the Effective Time, without any action on the part of Parent, Merger Sub, the Company, or the holders of the Options, each unvested Option that is outstanding and unexercised immediately prior to the Effective Time shall be converted into an option to acquire a number of shares of Parent Common Stock equal to the product (rounded down to the nearest number of whole shares) of (i) the number of Shares subject to the Option immediately prior to the Effective Time and (ii) the Option Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Share of such Option immediately prior to the Effective Time, divided by (B) the Option Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Options (as converted) shall be subject to such adjustments as determined by Parent are necessary for the foregoing conversion to satisfy the requirements of Sections 409A, 422 and 424 of the Code and Treasury Regulation Section 1.424–1 and to avoid coverage of the Options by Section 409A of the Code. Except as specifically provided above, following the Effective Time, each such Option shall continue to be governed by the same terms and conditions as set forth in the applicable Option Plan and any agreements thereunder as were applicable immediately prior to the Effective Time.

(b) At the Effective Time, each vested Option that is outstanding and unexercised immediately prior to the Effective Time (each, a “Cancelled Option”) shall be cancelled in exchange for (i) a payment to the holder of such Option of an amount equal to the product of (A) the number of Shares that were subject to such Option as of immediately prior to the Effective Time and (B) the amount by which the Closing Per Share Merger Consideration exceeds the per share exercise price of such Option and (ii) any amounts that may become payable in respect of such Option in the future from the Escrow Funds as provided in this Agreement and the Escrow Agreement or in respect of the Adjustment Amount, at the respective times and subject to the contingencies specified herein and therein. As promptly as practicable (and in any event within five Business Days) after the Effective Time, the Surviving Corporation shall make the payments described in the foregoing clause (i) utilizing the Company’s payroll system or other means reasonably determined by the Surviving Corporation. After the Effective Time, each Cancelled Option shall no longer be exercisable by the holder thereof for, or otherwise entitle the holder thereof to receive, Shares (or any other equity security), but shall only entitle such holder to the payments described in this paragraph (b). Parent shall (and shall cause the Surviving Corporation to), at all times from and after the Effective Time, maintain sufficient liquid funds to satisfy their obligations to the holder of Cancelled Options. The payments made as described in this paragraph (b) shall be deemed to have been paid in full satisfaction of all rights pertaining to the Cancelled Options.

(c) In addition to the foregoing, Parent shall assume the Option Plan and the AMACAI Option Plan, and the number and kind of shares available for issuance under each of the Option Plan and the AMACAI Option Plan shall be converted into Parent Common Stock in accordance with the respective provisions of the Option Plan and the AMACAI Option Plan. Promptly (and in any event within ten Business Days) after the Closing Date, Parent shall register the Option Plan and the AMACAI Option Plan on one or more Form S-8 registration statements and maintain the effectiveness of such registration statements as long as any awards remain outstanding thereunder.

(d) Prior to the Effective Time, the Company shall take all actions reasonably necessary to effect the measures contemplated by this Section, including adoption of any resolutions, interpretations, and plan amendments within a reasonable period of time prior to the Effective Date, so that no holder of an Option has any further rights with respect thereto (other than the rights provided for in this Section).

(e) Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of an Option informing such holder of the effect of the Merger on such Option.

SECTION 3.4 Exchange and Payment.

(a) At the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), in trust for the benefit of the Stockholders, cash in an amount sufficient to pay the Closing Merger Consideration due to the Stockholders (such cash, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article. The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(b) Promptly after the Effective Time and in any event not later than the third Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate (the “Certificates”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive Merger Consideration (i) a letter of transmittal (which shall be in customary form) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration. At its option, the Company may, prior to the Effective Time, provide to any holder of Shares (A) a letter of transmittal (which shall be in customary form) and (B) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent (which such surrender may occur at the Closing), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange therefor the Closing Per Share Merger Consideration for each Share formerly represented by such Certificate (subject to deduction for any required withholding Tax), and the Certificate so surrendered shall forthwith be cancelled. Each such holder shall also be entitled to any amounts that may be payable in the future in respect of the Shares formerly represented by such Certificate from the Escrow Funds as provided in this Agreement and the Escrow Agreement and on account of the Adjustment Amount, at the respective times and subject to the contingencies specified herein and therein. No interest will be paid or accrued for the benefit of holders of Certificates on the Merger Consideration.

(c) If payment in respect of any Certificate is to be made to a Person other than the Person in whose name such Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer, that the signatures on such Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall have established to the satisfaction of Parent and the Paying Agent that any transfer and other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate have been paid or are not applicable. Until surrendered in accordance with the provisions of this Section, any Certificate (other than Certificates representing Cancelled Shares or Dissenting Shares) shall be deemed, at any time after the Effective Time, to represent only the right to receive the portion of the Merger Consideration payable with respect thereto, in cash, without interest, as contemplated herein.

(d) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of any shares of capital stock thereafter on the records of the Company. If, after the Effective Time, a Certificate (other than one representing Cancelled Shares) is presented to the Surviving Corporation, it shall be cancelled and exchanged as provided in this Section.

(e) All cash paid upon conversion of the Shares in accordance with the terms of this Article and all cash deposited with the Escrow Agent pursuant to this Article shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to Shares represented thereby, except as otherwise provided herein or by applicable Law.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof, the Surviving Corporation shall pay or cause to be paid in exchange for such lost, stolen or destroyed Certificate the relevant portion of the Merger Consideration payable in respect thereof pursuant to this Section for the Shares represented thereby; provided, however, that the Surviving Corporation or the Paying Agent may, in their reasonable discretion, require the delivery of a satisfactory indemnity (or, if indemnification would not be reasonably adequate, require delivery of a bond in such sum as the Surviving Corporation or Parent may reasonably direct as indemnity).

(g) At any time following the date that is six months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest or other income received with respect thereto) that had been made available to the Paying Agent and that have not been disbursed to holders of Certificates, and any Certificates or other documents relating to the Merger in its possession, and thereafter the holders of Certificates shall be entitled to look to Parent with respect to any portion of the Merger Consideration payable upon due surrender of their Certificates, without interest; provided that any such portion of the Merger Consideration payable from the Escrow Funds shall be held and distributed to the Persons entitled thereto in accordance with the terms of this Agreement and the Escrow Agreement, at the respective times and subject to the contingencies specified herein and therein and any portion of the Adjustment Amount to which the Stockholders may become entitled shall become payable at the times and subject to the contingencies specified herein. Notwithstanding anything to the contrary in this Section, to the fullest extent permitted by applicable Law, none of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of a Certificate for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates shall not have been exchanged prior to four years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

SECTION 3.5 Escrow Funds. At the Effective Time, Parent shall deposit or cause to be deposited with the Escrow Agent:

(a) the Indemnification Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Indemnity Escrow Fund”);

(b) the Purchase Price Adjustment Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Purchase Price Adjustment Escrow Fund”); and

(c) the Stockholder Representative Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Stockholder Representative Escrow Fund” and, together with the Indemnity Escrow Fund and the Purchase Price Adjustment Escrow Fund, the “Escrow Funds”).

SECTION 3.6 Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax Law. To the extent that such amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such deduction and withholding was made.

SECTION 3.7 Stockholder Representative.

(a) Immediately upon the approval of this Agreement by the written consent of the Consenting Stockholders, each Stockholder and each holder of Cancelled Options shall be deemed to have consented to the appointment of Michael M. Sullivan as such Person’s representative and attorney-in-fact (the “Stockholder Representative”), with full power of substitution to act on behalf of the Stockholders and such Cancelled Option holders to the extent and in the manner set forth in this Agreement and the Escrow Agreement. All decisions, actions, consents and instructions by the Stockholder Representative with respect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including all decisions, actions, consents and instructions relating to the defense or settlement of any claims for indemnification, shall be binding upon all Stockholders and all such Cancelled Option holders, and no Stockholder nor any such Cancelled Option holder shall have the right to object to, dissent from, protest or otherwise contest any such decision, action, consent or instruction. Parent and Merger Sub shall be entitled to rely on any decision, action, consent or instruction of the Stockholder Representative as being the decision, action, consent or instruction of the Stockholders and the Cancelled Option holders, and Parent and Merger Sub are hereby relieved from any liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction. The provisions of this Section, including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any one or more Stockholders or any one or more of the Cancelled Option holders, or by operation of Law, whether by death or other event.

(b) The Stockholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of Stockholders and holders of Cancelled Options holding Shares (including Shares that, as of immediately prior to the Effective Time, were issuable upon the exercise of Cancelled Options) equal to or greater than a majority of the aggregate Fully Diluted Share Number as of the Effective Time (the “Majority Holders”); provided, however, in no event shall the Stockholder Representative resign or be removed without the Majority Holders having first appointed a new Stockholder Representative who shall assume such duties immediately upon the resignation or removal of the Stockholder Representative. In the event of the death, incapacity, resignation or removal of the Stockholder Representative, a new Stockholder Representative shall be appointed by the vote or written consent of the Majority Holders. Notice of such vote or a copy of the written consent appointing such new Stockholder Representative shall be sent to Parent, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Parent; provided, that until such notice is received, Parent, Merger Sub and the Surviving Corporation shall be entitled to rely on the decisions, actions, consents and instructions of the prior Stockholder Representative as described in paragraph (a) above. The Stockholder Representative may charge a reasonable fee for its services; provided, that all fees and expenses incurred by the Stockholder Representative in performing its duties hereunder (including legal fees and expenses related thereto) and any indemnification in favor of the Stockholder Representative shall be borne solely by the Stockholders and the holders of Cancelled Options. The Stockholder Representative shall seek to recover all such amounts first from the Stockholder Representative Escrow Fund before pursuing recovery directly against the Stockholders or the Cancelled Option holders.

(c) The Stockholder Representative shall not be liable to the Stockholders or the Cancelled Option holders for actions taken pursuant to this Agreement or the Escrow Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, bad faith or intentional misconduct or concealment. Except in cases where a court of competent jurisdiction has made such a finding, the Stockholders and the Cancelled Option holders shall jointly and severally indemnify and hold harmless the Stockholder Representative from and against any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with its activities as Stockholder Representative under this Agreement and the Escrow Agreement.

(d) The approval of this Agreement by the written consent of the Consenting Stockholders shall also be deemed to constitute approval of all arrangements relating to the transactions contemplated hereby and to the provisions hereof binding upon the Stockholders and the Cancelled Option holders, including the indemnification provisions hereof.

SECTION 3.8 Purchase Price Adjustment.

(a) Within 30 days after the Closing Date, Parent shall prepare and deliver to the Stockholder Representative a statement (the “Closing Statement”) setting forth in reasonable detail Parent’s calculation of Closing Cash, Closing Non-Cash Working Capital, the deviation of Closing Cash from Estimated Closing Cash, the deviation of Closing Non-Cash Working Capital from Estimated Closing Non-Cash Working Capital and the Adjustment Amount.

(b) On the 30th day following the delivery of the Closing Statement to the Stockholder Representative, the Closing Statement shall become final and binding on all parties hereto and all Stockholders unless, on or prior to such 30th day, the Stockholder Representative shall have delivered to Parent a statement describing in reasonable detail the nature, amount and basis of each objection of the Stockholder Representative to the Closing Statement. During such 30-day period, the Stockholder Representative and its advisors (including its accountants) shall be permitted to review the working papers of Parent and its advisors (including its accountants) relating to the Closing Statement, and such 30-day period shall be extended by one day for each day such working papers are not made available to the Stockholder Representative.

(c) If the Stockholder Representative timely objects to the Closing Statement, such objections shall be resolved as set forth below. In connection therewith, Parent and its advisors (including its accountants) shall be permitted to review the working papers of the Stockholder Representative and its advisors (including its accountants) relating to such objections.

(i) Parent and the Stockholder Representative shall first use their reasonable best efforts to resolve such objections in good faith.

(ii) If Parent and the Stockholder Representative are able to resolve such objections within 30 days after delivery of such statement of objections, Parent and the Stockholder Representative, within such 30-day period, shall jointly prepare and sign a statement setting forth in reasonable detail the calculation of Closing Cash, Closing Non-Cash Working Capital, the deviation of Closing Cash from Estimated Closing Cash, the deviation of Closing Non-Cash Working Capital from Estimated Closing Non-Cash Working Capital and the Adjustment Amount, which calculation shall reflect the resolution of objections agreed to by Parent and the Stockholder Representative and which shall be final and binding on all parties hereto and all Stockholders.

(iii) If Parent and the Stockholder Representative do not reach a resolution of all objections set forth in such statement of objections within 30 days after delivery of such statement of objections, Parent and the Stockholder Representative shall, within 15 days after the expiration of such 30-day period, (A) jointly prepare and sign a statement setting forth (1) those objections (if any) that Parent and the Stockholder Representative have resolved and the resolution of such objections, which resolutions shall be final and binding on all parties hereto and all Stockholders, and (2) those objections which remain unresolved (the “Unresolved Objections”), and (B) engage the Neutral Accountant to resolve the Unresolved Objections.

(iv) Parent and the Stockholder Representative shall jointly submit to the Neutral Accountant, within 5 days after the date of the engagement of the Neutral Accountant (as evidenced by the date of the engagement agreement), a copy of the Closing Statement, a copy of the statement of objections delivered by the Stockholder Representative to Parent, and the joint statement referred to in paragraph (iii) above. Each of Parent and the Stockholder Representative shall submit to the Neutral Accountant (with a copy delivered to the other on the same day), within 15 days after the date of the engagement of the Neutral Accountant, a memorandum (which may include supporting exhibits) setting forth their respective positions on the Unresolved Objections. Each of Parent and the Stockholder Representative may (but shall not be required to) submit to the Neutral Accountant (with a copy delivered to the other on the same day), within 30 days after the date of the engagement of the Neutral Accountant, a memorandum responding to the initial memorandum submitted to the Neutral Accountant by the other. Unless requested by the Neutral Accountant in writing, neither Parent nor the Stockholder Representative may present any additional information or arguments to the Neutral Accountant, either orally or in writing.

(v) Parent and the Stockholder Representative shall instruct the Neutral Accountant that (A) the scope of its review and authority shall be limited to resolving the Unresolved Objections and (B) the Neutral Accountant shall issue a ruling, which sets forth the resolution of each Unresolved Objection and includes a statement setting forth in reasonable detail the calculation of Closing Cash, Closing Non-Cash Working Capital, the deviation of Closing Cash from Estimated Closing Cash, the deviation of Closing Non-Cash Working Capital from Estimated Closing Non-Cash Working Capital, and the Adjustment Amount, each reflecting the Neutral Accountant’s resolution of the Unresolved Objections. The resolution of each Unresolved Objection shall consist of the determination of an appropriate value for each Closing Statement item that is the subject of an Unresolved Objection, which value shall be equal to one of, or between, the values proposed by the Stockholder Representative and by Parent.

(vi) The resolution by the Neutral Accountant of the Unresolved Objections shall be final and binding upon all parties hereto and all Stockholders. Parent and the Stockholder Representative agree that the procedure set forth in this Section for resolving disputes with respect to the Closing Statement shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit Parent or the Stockholder Representative from instituting litigation to enforce the ruling of the Neutral Accountant in a court of competent jurisdiction in accordance with Section 11.9.

(vii) The fees, costs and expenses of the Neutral Accountant under this Section shall be paid by Parent and the Stockholders in relation to the proportional difference between the Neutral Accountant’s final determination of the Adjustment Amount and the Stockholder Representative’s and Parent’s determinations of the Adjustment Amount, as reflected in the Closing Statement or in the Stockholder Representative’s statement of objections, as applicable (provided, that the payment obligations of the Stockholders shall be satisfied exclusively by a disbursement from the Stockholder Representative Escrow Fund and, solely to the extent the then remaining balance of the Stockholder Representative Escrow Fund is insufficient to fully satisfy such payment obligation, from the Purchase Price Adjustment Escrow Fund and then, if the Purchase Price Adjustment Escrow Fund is exhausted, from the Indemnity Escrow Fund).

(d) If the Adjustment Amount, as finally determined pursuant to this Section, is a negative number, the Stockholder Representative and Parent shall, within three Business Days of such final determination, jointly instruct the Escrow Agent to disburse from the Purchase Price Adjustment Escrow Fund by wire transfer of immediately available funds (i) to Parent, the Adjustment Amount, (ii) to the Paying Agent, for distribution to the Stockholders in accordance with their Pro Rata Shares, the Stockholders’ aggregate Pro Rata Shares of any remaining amount, if any, and (iii) to the Surviving Corporation, for distribution to the holders of Cancelled Options in accordance with their Pro Rata Shares, such holders’ aggregate Pro Rata Shares of such remaining amount, if any. Parent and the Company agree that the Purchase Price Escrow Fund shall not be the sole source of Parent’s right to the Adjustment Amount, and that the Stockholders and the Cancelled Option holders shall be severally, in accordance with their Pro Rata Shares, and not jointly, liable for any shortfall. Parent shall recover such shortfall from the Indemnity Escrow Fund, to the extent of the amount then held in the Indemnity Escrow Fund, before seeking to recover directly from the Stockholders or Cancelled Option holders.

(e) If the Adjustment Amount, as finally determined pursuant to this Section, is a positive number, within three Business Days after the final determination of the Adjustment Amount, (i) Parent shall (A) deposit with the Paying Agent, for distribution to the Stockholders in accordance with their Pro Rata Shares, the Stockholders’ aggregate Pro Rata Shares of the Adjustment Amount, and (B) deposit with the Surviving Corporation, for distribution to the holders of Cancelled Options in accordance with their Pro Rata Shares, such holders’ aggregate Pro Rata Share of the Adjustment Amount, and (ii) the Stockholder Representative and Parent shall jointly instruct the Escrow Agent to disburse from the Purchase Price Adjustment Escrow Fund by wire transfer of immediately available funds (A) to the Paying Agent, for distribution to the Stockholders in accordance with their Pro Rata Shares, the Stockholders’ aggregate Pro Rata Shares of the Purchase Price Adjustment Escrow Fund, and (B) to the Surviving Corporation, for distribution to the holders of Cancelled Options in accordance with their Pro Rata Shares, such holders’ aggregate Pro Rata Shares of the Purchase Price Adjustment Escrow Fund.

(f) Each of Parent and the Stockholder Representative shall assist, and shall cause its Affiliates to assist, the other party and its advisors (including its accountants) in the review of the Closing Statement and in connection with the other matters addressed by this Section. Each of Parent and the Stockholder Representative shall afford to the other party and its advisors (including its accountants), reasonable access, upon reasonable notice during normal business hours, to the personnel, properties, books and records of such first party and its Affiliates to the extent relevant to such matters; provided that such access shall not unreasonably disrupt the normal operations of such first party or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in the corresponding sections of the Disclosure Schedule attached hereto (collectively, the “Disclosure Schedule”) (it being agreed that the disclosure of any information in a particular section of the Disclosure Schedule shall be deemed disclosure of such information with respect to any other section of this Article to which the relevance of such information is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1 Organization and Qualification.

(a) Each of the Company and its Subsidiaries (i) is a corporation duly organized, validly existing and in good standing (where applicable) under the laws of the jurisdiction of its incorporation or organization as set forth in Section 4.1(a) of the Disclosure Schedule, and has full corporate (or comparable) power and authority to own, lease and operate its properties and to carry on its business as now conducted and (ii) is duly qualified or licensed as a foreign corporation or other business entity to do business, and is in good standing (where applicable), in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has heretofore furnished to Parent a complete and correct copy of the certificate of incorporation and bylaws or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

SECTION 4.2 Authority.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is or will be a party and, subject to obtaining approval of Stockholders representing a majority of the outstanding Shares (“Company Stockholder Approval”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it is or will be party and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of the Company. Except for obtaining the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement or any Ancillary Agreement or to consummate the Merger or the other transactions contemplated hereby and thereby. This Agreement has been and each Ancillary Agreement to which the Company is or will be a party has been or will be duly executed and delivered by the Company. This Agreement constitutes, and upon execution each Ancillary Agreement to which the Company will be a party will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Board of Directors of the Company, at a meeting duly called and held at which all directors of the Company were present, or by action by written consent in lieu of a meeting, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and approval, and (iv) recommending that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the Merger. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of transactions contemplated hereby other than the Merger.

(d) Upon execution of the Waiver and Termination Agreement substantially in the form attached hereto as Exhibit E (the “Waiver and Termination Agreement”), the Stockholders Agreement, dated as of May 24, 2005, by and among the Company, the Management Stockholders, as defined therein, the Other Stockholders, as defined therein, and the Investors, as defined therein, will be duly and validly amended so that the restrictions on transfer, rights of first refusal, co-sale rights, rights to purchase and other provisions contained therein that could be applicable to the Merger and the other transactions contemplated hereby are not applicable to the Merger and the other transactions contemplated hereby, and pursuant to the Waiver and Termination Agreement, such agreement will automatically terminate immediately as of the Effective Time. Upon execution of the Waiver and Termination Agreement, pursuant to the Waiver and Termination Agreement, the Registration Rights Agreement, dated as of May 24, 2005, by and among the Company, the Investors, as defined therein, and the Principal Holders, as defined therein, will automatically terminate immediately as of the Effective Time.

SECTION 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it is or will be a party, and the consummation of the Merger and the other transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries;

(ii) conflict with or violate in any material respect any Permit of the Company or any of its Subsidiaries or any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, result in the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of the Company or any of its Subsidiaries under, or result in the creation of any Encumbrance on any property, asset or right of the Company or any of its Subsidiaries pursuant to (A) any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties, assets or rights are bound that is material to the business of the Company and its Subsidiaries, taken as a whole, or (B) the Option Plan, the AMACAI Option Plan, or any stockholder, investor rights, voting, right of first refusal, registration rights or other similar Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound.

(b) Neither the Company nor any of its Subsidiaries is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Entity in connection with the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which the Company is or will be a party or the consummation of the Merger and the other transactions contemplated hereby or thereby or in order to prevent the termination of any Permit, except for (i) any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, and (iii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(c) No “fair price,” “interested stockholder,” “business combination” or similar provision of any state takeover Law (including Section 203 of the DGCL) is, or at the Effective Time will be, applicable to the Merger or any of the other transactions contemplated by this Agreement or the Ancillary Agreements.

SECTION 4.4 Capitalization.

(a) The authorized capital stock of the Company consists of 15,707,830 shares of Common Stock, of which 12,629,970 shares of Common Stock are issued and outstanding as of the date of this Agreement. Section 4.4(a)(i) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all record owners of the issued and outstanding capital stock of the Company, indicating the respective number of Shares held by each. Section 4.4(a)(ii) of the Disclosure Schedule sets forth for each Subsidiary of the Company a complete and accurate list, as of the date of this Agreement, of the amount of its authorized capital stock or other equity interests, the amount of its outstanding capital stock or other equity interests and the record holders of its outstanding capital stock or other equity interests, indicating the respective number of shares or interests held by each.

(b) Section 4.4(b) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the names of all Persons holding any Option or any AMACAI Option, together with the number of Options and AMACAI Options held, the number of shares underlying such Options or AMACAI Options, and the relevant exercise prices, vesting dates and number of Options or AMACAI Options vesting on each such date, and expiration dates thereof.

(c) Except for the Shares and except as set forth in Section 4.4(a)(i) or (ii) or Section 4.4(b) of the Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has issued or agreed to issue any: (i) capital stock or other equity or ownership interest; (ii) option, warrant or interest convertible into or exchangeable or exercisable for capital stock or other equity or ownership interests; (iii) stock appreciation right, phantom stock, interest in the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based award or right; or (iv) bond, debenture or other Indebtedness having the right to vote or convertible or exchangeable or exercisable for securities having the right to vote. Each outstanding share of capital stock or other equity or ownership interest of the Company and each of its Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, except as set forth in Section 4.4(a)(ii) of the Disclosure Schedule or for shares of AMACAI common stock issued after the date hereof upon the exercise of AMACAI Options, each such share or other equity or ownership interest is owned by the Company or another Subsidiary, free and clear of any Encumbrance. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by the Company or a Subsidiary in compliance with all applicable federal and state securities laws. Except (A) as set forth in Section 4.4(b) of the Disclosure Schedule, (B) as set forth in the AMACAI Merger Agreement and (C) for rights granted to Parent and Merger Sub under this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting, registration or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of the Company or any of its Subsidiaries, and all such obligations shall either expire or terminate at or prior to Closing. No shares of capital stock or other equity or ownership interests of the Company or any of its Subsidiaries have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound. No Shares are held by any Subsidiary of the Company or by the Company in its treasury. There are no declared or accumulated but unpaid dividends in respect of any Shares and no dividends have ever been declared, set aside or paid in respect of any Shares.

(d) Immediately after consummation of the AMACAI Merger, AMACAI will be a wholly owned Subsidiary of the Company and no AMACAI Options will be outstanding.

SECTION 4.5 Equity Interests in Third Persons. Except for the Subsidiaries of the Company listed in Section 4.4(a)(ii) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into or exercisable or exchangeable for any such equity, partnership, membership or similar interest in, or is under any obligation to form, or participate in the profits or losses of, or make any loan, capital contribution or other investment in, any Person.

SECTION 4.6 Financial Statements; No Undisclosed Liabilities.

(a) True and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2010, December 31, 2009 and December 31, 2008, and the related audited statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively, the “Financial Statements”) and the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2011, and the related unaudited consolidated statements of operations and cash flows for the nine-month period then ended (collectively, the “Interim Financial Statements”), are included in Section 4.6(a) of the Disclosure Schedule. Each of the

Financial Statements and the Interim Financial Statements: (i) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (ii) fairly presents, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of the Interim Financial Statements, to normal and recurring year-end audit adjustments that will not, individually or in the aggregate, be material in amount, and the absence of footnote disclosures).

(b) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, that are or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, except (i) to the extent accrued or reserved against in the consolidated balance sheet of the Company and its Subsidiaries included in the Interim Financial Statements (such balance sheet, together with all related notes and schedules thereto, the “Balance Sheet”), (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet, (iii) liabilities and obligations under Contracts listed in the Disclosure Schedule, and (iv) liabilities and obligations under this Agreement and the Ancillary Agreements or incurred in connection with the transactions contemplated hereby or thereby.

(c) Section 4.6(c) of the Disclosure Schedule sets forth, as of the date of this Agreement, all outstanding Indebtedness of the Company and its Subsidiaries.

SECTION 4.7 Absence of Certain Changes or Events. Since December 31, 2010 through the date of this Agreement: (a) the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and (c) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.1.

SECTION 4.8 Compliance with Law; Permits.

(a) Each of the Company and its Subsidiaries is and has been at all times since December 31, 2008 in compliance in all material respects with all Laws applicable to it. None of the Company or any of its Subsidiaries has received since December 31, 2008 and on or prior to the date of this Agreement any written notice, order, complaint or other written communication from any Governmental Entity or any other Person that the Company or any of its Subsidiaries is not in compliance in any material respect with any Law applicable to it.

(b) Each of the Company and its Subsidiaries is in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices and other authorizations of any Governmental Entity that are necessary for it to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Permits”). Each of the Company and its Subsidiaries is and has been at all times since December 31, 2008 in compliance in all material respects with all such Permits.

None of the Company or any of its Subsidiaries has received since December 31, 2008 and on or prior to the date of this Agreement any written notice regarding any suspension, cancellation, modification, revocation or nonrenewal of any such Permit. No such Permit is held in the name of any employee, officer, director, stockholder or agent on behalf of the Company or any of its Subsidiaries.

SECTION 4.9 Litigation. Except as set forth in Section 4.9 of the Disclosure Schedule, as of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such. Except as set forth in Section 4.9 of the Disclosure Schedule, as of the Closing Date, there is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action commenced by a Person that is not a Governmental Entity and that (a) does not involve an amount in controversy that is material to the Company and its Subsidiaries, taken as a whole, and (b) does not seek material injunctive or other non-monetary relief. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order or injunction of any Governmental Entity. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened in writing seeking to impair, prevent or delay the Merger or any of the other transactions contemplated by this Agreement. As of the date hereof, there is no Action by the Company or any of its Subsidiaries pending, or which the Company or any of its Subsidiaries has commenced preparations to initiate, against any other Person.

SECTION 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of:

(i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which the Company or any of its Subsidiaries is a party, which are maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any direct or contingent liability; and

(ii) any material Contracts between the Company or any of its Subsidiaries and any employee, officer or director of the Company or any of its Subsidiaries, including any material Contracts relating in any way to a sale of the Company or any of its Subsidiaries (collectively, the “Plans”).

(b) Each Plan referred to in Section 4.10(a) of the Disclosure Schedule is in writing. The Company has made available to Parent a true and complete copy of each such Plan and (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the two most recently filed Internal Revenue Service (“IRS”) Form 5500s, (iv) the most recently received IRS determination letter for each such Plan and the application materials submitted in connection with such determination letter and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan. Neither the Company nor any of its Subsidiaries has any legally-binding commitment (A) to create any new material employee benefit plan, program or arrangement, (B) to enter into any Contract to provide compensation or benefits to any individual or (C) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(c) None of the Plans referred to in Section 4.10(a) of the Disclosure Schedule is a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA or is subject to Section 412 or 430 of the Code or Title IV of ERISA. None of such Plans: (i) provides for the payment of separation, severance, termination or similar-type benefits to any person; (ii) obligates the Company or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely or partially as a result of the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements; or (iii) obligates the Company or any of its Subsidiaries to make any payment or provide any benefit as a result of the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements. None of such Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries. Each of the Plans for U.S. employees is maintained in the United States and is subject only to the Laws of the United States or a political subdivision thereof.

(d) Each Plan is being and at all times since December 31, 2006 has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each of the Company and its Subsidiaries has performed all material obligations required to be performed by it and is not in any material respect in default under or in violation under any Plan, nor does the Company have any Knowledge of any such default or violation by any other party to any Plan. As of the date of this Agreement, no Action is pending or, to the Knowledge of the Company, threatened in writing with respect to any Plan, other than claims for benefits in the ordinary course.

(e) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a timely favorable determination or opinion letter from the IRS covering all of the provisions applicable to the Plan for which determination or opinion letters are currently available that the Plan is so qualified.

(f) There has not been any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Plan for which the Company and its Subsidiaries have material liability.

(g) As of the date of this Agreement, no Plan or any related trust or other funding medium thereunder or any fiduciary thereof is, to the Knowledge of the Company, the subject of an audit, investigation or examination by any Governmental Entity.

(h) Each Plan subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time-to-time, except for any failure to comply that would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries. Each Option has been granted with an exercise price no less than the fair market value of the underlying Shares as of the applicable date of grant, in each case as determined pursuant to the requirements of Section 409A of the Code as in effect from time-to-time.

(i) The Company is not obligated to make any payments, including under any Plan, that reasonably could be expected to be “excess parachute payments” pursuant to Section 280G of the Code. The Company has no obligation to “gross-up” any tax incurred by any individual pursuant to Section 409A or 4999 of the Code.

SECTION 4.11 Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining Contract that pertains to employees of the Company or any of its Subsidiaries. To the Company’s Knowledge, since December 31, 2008 and through the date of this Agreement, there have been no organizing activities or collective bargaining arrangements covering the Company or any of its Subsidiaries pending or under discussion with any labor organization or group of employees of the Company or any of its Subsidiaries. Since December 31, 2008 and through the date of this Agreement, there has been no labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries. As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened in writing union grievances or union representation questions involving employees of the Company or any of its Subsidiaries.

(b) Each of the Company and its Subsidiaries is and at all times since December 31, 2008 has been in compliance in all material respects with all applicable Laws respecting employment, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. As of the date of this Agreement, no unfair labor practice or labor charge or complaint is pending or, to the Knowledge of the Company, threatened in writing with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(c) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of its or their executive officers has received since December 31, 2006 and through the date of this Agreement any notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress. To the Knowledge of the Company, no current officer of the Company or any of its Subsidiaries or employee who has signed an Offer Letter prior to the date of this Agreement intends, or is expected, to terminate his employment relationship with such entity following the consummation of the Merger and the other transactions contemplated hereby. Each employee of the Company and its Subsidiaries working in the United States is, to the Knowledge of the Company, legally permitted to work in the United States.

SECTION 4.12 Title, Sufficiency and Condition of Assets.

(a) The Company and its Subsidiaries have good and valid title to, a valid right to use, or a valid leasehold interest in all of their tangible assets, including all of the assets reflected on the Balance Sheet or acquired since the date of the Balance Sheet (except those sold or otherwise disposed of since the date of the Balance Sheet in the ordinary course of business consistent with past practice, and except for any deficiencies in title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted). The tangible assets owned, leased or licensed by the Company and its Subsidiaries constitute all of the tangible assets necessary for the Company and its Subsidiaries to carry on their respective businesses as currently conducted. None of the tangible assets owned or leased by the Company or any of its Subsidiaries is subject to any Encumbrance, other than (i) liens for current taxes and assessments not yet past due or the validity of which are being contested in good faith pursuant to appropriate proceedings with the relevant Taxing authority, (ii) landlords’, mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary course of business of the Company or such Subsidiary, (iii) pledges and deposits required pursuant to any workers compensation, unemployment insurance or other similar Law, (iv) liens that will be released and discharged at or prior to the Closing, and (v) any such matters of record, Encumbrances and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted (collectively, “Permitted Encumbrances”).

(b) This Section does not relate to real property or interests in real property, which is the subject of Section 4.13, or to Intellectual Property, which is the subject of Section 4.14.

SECTION 4.13 Real Property. Neither the Company nor any of its Subsidiaries owns any real property. Section 4.13 of the Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all Leased Real Property. Each of the Company and its Subsidiaries has a good and valid leasehold or subleasehold interest in all of its Leased Real Property, in each case, free and clear of all Encumbrances except Permitted Encumbrances. All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no material default under any such lease by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, nor, to the Knowledge of the Company, any event which, with notice or lapse of time or both, would constitute a material default thereunder by the Company, any of its Subsidiaries or any other party thereto.

SECTION 4.14 Intellectual Property.

(a) Section 4.14(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all (i) registered and material unregistered Marks, (ii) Patents, and (iii) registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by or exclusively licensed to the Company or any of its Subsidiaries, identifying for each whether it is owned by or exclusively licensed to the Company or the relevant Subsidiary.

(b) No registered Mark or Patent identified in Section 4.14(a) of the Disclosure Schedule has been or is now involved in any opposition, cancellation, interference, reissue or reexamination proceeding and, to the Knowledge of the Company, no such proceeding is or has been threatened with respect to any of such Marks or Patents.

(c) The Company or its Subsidiaries exclusively own, free and clear of any and all Encumbrances, (i) all Intellectual Property identified in Section 4.14(a) of the Disclosure Schedule and (ii) all other material Intellectual Property (other than Patents and Marks) and, to the Knowledge of the Company, Patents and Marks used in the Company’s and its Subsidiaries’ businesses other than (in the cause of the foregoing clauses (i) and (ii)) Intellectual Property that is licensed to the Company or one of its Subsidiaries by a third party licensor pursuant to a written license agreement that remains in effect.

(d) Each of the Company and its Subsidiaries has taken commercially reasonable steps in accordance with standard industry practices as known by the Company to protect its rights in its Intellectual Property. All current and former employees, consultants and contractors of the Company or any of its Subsidiaries who have contributed to the development of Intellectual Property that is being used in the conduct of the Company’s and its Subsidiaries’ businesses have executed and delivered proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms.

(e) All registered Marks, issued Patents and registered Copyrights identified in Section 4.14(a) of the Disclosure Schedule (“Company Registered IP”) are subsisting and, to the Knowledge of the Company, valid and enforceable, and neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the validity or enforceability of any Company Registered IP.

(f) The development, manufacture, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of the Company or any of its Subsidiaries, and all of the other activities or operations of the Company or any of its Subsidiaries, have not infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, any Intellectual Property (other than Patents and Marks) and, to the Knowledge of the Company, Patents and Marks, of any third party, and neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement, misappropriation, violation, dilution or unauthorized use is occurring or has occurred. No Intellectual Property owned by or licensed to the Company or any of its Subsidiaries is subject to any outstanding order, judgment or decree, restricting the use or licensing thereof by the Company or its Subsidiaries. To the Knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries in a material manner.

(g) The Intellectual Property (other than Patents and Marks) and, to the Knowledge of the Company, the Patents and Marks owned by, or licensed under the Inbound License Agreements to, the Company or any Subsidiary constitutes all the material Intellectual Property necessary for the conduct of the Company’s and its Subsidiaries’ business as currently conducted. Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any material Intellectual Property. No loss or expiration of any of the material Intellectual Property used by the Company or any of its Subsidiaries in the conduct of its business is pending or, to the Knowledge of the Company, threatened.

(h) Section 4.14(h)(i) of the Disclosure Schedule sets forth a complete and accurate list of all agreements granting to the Company or any of its Subsidiaries any right under or with respect to any Intellectual Property owned by a third party other than COTS Software and customer agreements entered into in the ordinary course of business consistent with past practice (collectively, the “Inbound License Agreements”), indicating for each the title and the parties thereto. Section 4.14(h)(ii) of the Disclosure Schedule sets forth a complete and accurate list of all license agreements under which the Company or any of its Subsidiaries grants to a third party any rights under or with respect to any Intellectual Property (collectively, “Outbound License Agreements”), other than customer agreements granting non-exclusive licenses and entered into in the ordinary course of business consistent with past practice. There is no outstanding or, to the Knowledge of Company, threatened dispute or disagreement with respect to any Inbound License Agreement or Outbound License Agreement that would materially affect any of the respective rights and obligations of the parties thereunder.

(i) No source code of any software owned by the Company or any of its Subsidiaries has been licensed or otherwise provided by the Company or any of its Subsidiaries to a third party other than to consultants and contractors performing work on behalf of the Company or any of its Subsidiaries who are bound by confidentiality obligations with respect to such source code and all such source code has been protected as a Trade Secret. The Company has not disclosed or delivered to any escrow agent or any other Person any of the source code of any software owned by the Company or any of its Subsidiaries, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. The Company and its Subsidiaries have taken commercially reasonable steps to ensure that all software used by the Company and its Subsidiaries is free of any disabling codes or instructions and any viruses or other intentionally created, undocumented contaminants that are intended to be used to access, modify, delete, damage or disable any internal computer systems (including hardware, software, databases and embedded control systems) of the Company and its Subsidiaries.

(j) All use and distribution of any Open Source Materials by the Company and its Subsidiaries is in compliance in all material respects with all Open Source Licenses applicable thereto, including all copyright notice and attribution requirements. Section 4.14(j) of the Disclosure Schedule lists all Open Source Materials used by the Company and its Subsidiaries in the conduct of their businesses, other than Open Source Materials used strictly for internal use purposes, and (i) identifies the Open Source License applicable thereto (including the specific version thereof under which such Open Source Materials were licensed); (ii) identifies, where available, a URL at which the applicable Open Source Materials are available and at which the applicable Open Source License is identified; and (iii) describes the manner in which such Open Source Materials were used or distributed.

(k) The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures to protect its information technology systems from unauthorized access. To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of such information technology systems.

(l) The conduct of the Company’s and its Subsidiaries’ business as presently conducted by the Company does not violate or conflict with any material obligation of confidentiality or use of the Company or any of its Subsidiaries to any other Person.

(m) The Company and its Subsidiaries have collected, stored, maintained, transmitted and processed personally identifiable information (including name, address, telephone number or email address) and demographic information (including gender, zip code and year of birth) with respect to natural persons (“NPI”) in compliance in all material respects with applicable data protection and privacy Laws, the Company’s and its Subsidiaries privacy policies and any Contract pursuant to which NPI was provided to the Company or any of its Subsidiaries. No Person, other than any Person authorized by the Company or a Subsidiary of the Company (including any authorized customer), has been provided or obtained, including through unauthorized access, any personal data or information collected, stored, maintained, transmitted or processed by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been legally required to provide any notices to data owners in connection with a disclosure of personal or non-public data or information. No claims have been asserted in writing or, to the Knowledge of the Company, threatened with respect to the Company’s or its Subsidiaries’ receipt, collection, use, storage, processing, disclosure or disposal of NPI.

SECTION 4.15 Taxes.

(a) Each of the Company and its Subsidiaries has accurately prepared and timely filed all material Returns required to be filed by it. All Returns filed by the Company and its Subsidiaries are accurate, complete and correct in all material respects and no Return contains, or was required to contain (in order to avoid a penalty, and determined without regard to the effect of post-filing disclosure), a disclosure statement under Section 6662 of the Code or any predecessor provision or comparable provision of state, local or foreign Law. Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all applicable Laws pertaining to Taxes, including all applicable Laws relating to record retention and all rules and regulations relating to the withholding of Taxes.

(b) True, correct and complete copies of all filed federal and state Tax Returns for the Company and its Subsidiaries with respect to taxable years commencing on or after January 1, 2003 have been delivered or made available to representatives of Parent.

(c) Each of the Company and its Subsidiaries has timely paid all Taxes that have become due and payable (whether or not shown on a Return) and has adequately provided for in the Financial Statements in accordance with GAAP for all Taxes that have accrued but are not yet due or payable as of the dates thereof. All Taxes of the Company and its Subsidiaries accrued following the end of the most recent period covered by the Interim Financial Statements have been accrued in the ordinary course of business and do not exceed comparable amounts incurred in similar periods in prior years (taking into account any changes in the Company’s or the applicable Subsidiary’s operating results). The provisions for Taxes currently payable on the Interim Financial Statements are at least equal, as of the date thereof, to all unpaid Taxes of the Company and its Subsidiaries whether or not disputed.

(d) As of the date of this Agreement, no claim has been made in writing by any taxing authority in any jurisdiction where the Company or any of its Subsidiaries does not file Returns that it is or may be subject to Tax by that jurisdiction. As of the date of this Agreement, no extensions or waivers of statutes of limitations with respect to any Returns have been given by or requested from the Company or any of its Subsidiaries in writing.

(e) As of the date of this Agreement, no claim for assessment or collection of Taxes is presently being asserted in writing, or to the Knowledge of the Company, otherwise against the Company or a Subsidiary, there is no presently pending audit examination, written request for information, refund, claim, litigation, proceedings, or proposed adjustment with respect to Taxes of or with respect to the Company or any Subsidiary, and the Company has no Knowledge that any such action or proceeding is being contemplated.

(f) All deficiencies asserted or assessments made in writing against the Company or any of its Subsidiaries as a result of any examinations by any taxing authority have been fully paid and, to the Knowledge of the Company, no rationale underlying such deficiencies or assessments reasonably could be expected to be asserted in any other period.

(g) There are no Encumbrances for Taxes, other than Permitted Encumbrances, upon the material assets of the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(i) Neither the Company nor any of its Subsidiaries is a party to or bound by any closing agreement, offer in compromise or any other agreement with any Taxing authority.

(j) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes, other than a group of which the Company is the common parent. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person other than the Company and its Subsidiaries under Treasury Regulations Section 1.1502-6 or any corresponding provision of state, local or foreign income Tax Law, as transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has made a consent dividend election under Section 565 of the Code. Neither the Company nor any of its Subsidiaries has been a personal holding company under Section 542 of the Code. Neither the Company nor any of its Subsidiaries has participated in an international boycott within the meaning of Section 999 of the Code.

(k) None of the assets of the Company or any of its Subsidiaries (i) is property that is required to be treated as being owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code, (iii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code or (iv) is subject to the limitations of Section 197(f). None of the assets of the Company or any of its Subsidiaries is required to be or is being depreciated pursuant to the alternative depreciation system under Section 168(g)(2) of the Code.

(l) Neither the Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Section 263A of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise. Each of the Company and its Subsidiaries has at all times used the accrual method of accounting for income Tax purposes.

(m) Neither the Company nor any of its Subsidiaries is a party to any Contract or plan that (i) has resulted or would result, separately or in the aggregate, in connection with this Agreement or any change of control of the Company or its Subsidiaries, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, (ii) could entitle an individual to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including Taxes imposed under Section 409A and 4999 of the Code) or interest or penalty related thereto, or (iii) could obligate it to make any payments that would be includible in gross income pursuant to Section 457A of the Code.

(n) Section 4.15(n) of the Disclosure Schedule sets forth all non-US jurisdictions in which the Company and its Subsidiaries are subject to Tax, are engaged in business or have a permanent establishment. Neither the Company nor any of its Subsidiaries has entered into a gain recognition agreement pursuant to Treas. Reg. § 1.367(a)-8. Neither the Company nor any of its Subsidiaries has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(o) Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or Contract that could be treated as a partnership for federal income tax purposes. Section 4.15(o) of the Disclosure Schedule sets forth all elections pursuant to Treas. Reg. § 301.7701-3 that have been made by business entities in which the Company or any of its Subsidiaries owns an equity interest.

(p) Neither the Company nor any of its Subsidiaries is, or has been, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(a) of the Code.

(q) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 or Section 361 of the Code.

(r) There is no taxable income of the Company or its Subsidiaries that pursuant to an election or required under applicable Tax law is to be reported by the Company or its Subsidiaries for a taxable period beginning after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date or relates to a transaction that occurred prior to the Closing Date, including without limitation as a result of (i) change in method of accounting pursuant to Section 481(a) of the Code or any similar provision of Law, (ii) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iii) installment sale or an open transaction disposition made on or prior to the Closing Date, (iv) prepaid amounts received on or prior to the Closing Date, or (v) an election pursuant to Section 108(i) of the Code. Neither the Company nor any of its Subsidiaries has taken any action that is not in accordance with past practice that could defer a liability for Taxes of the Company or any Subsidiary from any taxable period ending on or before the Closing Date to any taxable period ending after such date.

(s) Neither the Company nor any of its Subsidiaries has engaged in a transaction that constitutes a “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b).

(t) Neither the Company nor any of its Subsidiaries has ever been an “S Corporation” as that term is defined in the Code.

(u) For U.S. income Tax purposes or any corresponding or similar provision of state, local or foreign Tax law there are no deferred intercompany transactions between the Company or the Subsidiaries and there is no excess loss account (within the meaning of Treasury Regulation Section 1.1502-19) with respect to the stock any such Subsidiary.

SECTION 4.16 Environmental Matters.

(a) Each of the Company and its Subsidiaries is and has been at all times since December 31, 2008 in material compliance with all applicable Environmental Laws. Neither the Company, nor to the Knowledge of the Company, any of its Subsidiaries, has received since December 31, 2008 and on or prior to the date of this Agreement any written notice, request for information, summons or complaint from a Governmental Entity or other Person alleging that the Company or any of its Subsidiaries has any material liability under any Environmental Law or is not in material compliance with any Environmental Law.

(b) To the Knowledge of the Company, there has been no Release of Hazardous Substances in violation of any Environmental Law or any clean-up or corrective action of any kind relating thereto at (i) any property currently or formerly owned, leased or operated by or for the Company or any of its Subsidiaries or any of their respective predecessors in interest or (ii) any location to which the Company or any of its Subsidiaries has sent any Hazardous Substances, in each case for which the Company or any of its Subsidiaries may be materially liable. As of the date of this Agreement, there is no pending or, to the Knowledge of the

Company, threatened in writing investigation by any Governmental Entity or Action naming the Company or any of its Subsidiaries relating to Hazardous Substances or otherwise under any Environmental Law.

(c) Each of the Company and its Subsidiaries holds all Environmental Permits required for the operation of the business, and is and has been at all times since December 31, 2008 in material compliance therewith.

SECTION 4.17 Material Contracts.

(a) Except as set forth in Section 4.17(a) of the Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by (and has continuing rights or obligations under) any Contract of the following nature (such Contracts as are required to be set forth in Section 4.17(a) of the Disclosure Schedule, the “Material Contracts”):

(i) any agency, dealer or sales representative agreement not terminable by the Company for convenience on less than 60 days’ notice;

(ii) any Contract relating to or evidencing Indebtedness;

(iii) any Contract pursuant to which the Company or any of its Subsidiaries has provided funds to or made any loan, capital contribution or other investment in, or assumed any liability or obligation of, any Person (other than the Company or one of its Subsidiaries), including take-or-pay contracts or keepwell agreements;

(iv) any Contract with any Governmental Entity;

(v) any Contract with any Related Party of the Company or any of its Subsidiaries (except for Contracts related solely to the employment or compensation of such Related Party as an employee of the Company or one of its Subsidiaries);

(vi) any employment or consulting Contract that involves annual compensation for 2011 or 2012 in excess of $175,000;

(vii) any Contract that limits the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of the Company and its Subsidiaries to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third person “most favored nation” status or any type of special discount rights, except, in each case, for distributor, reseller or sales representative agreements that are terminable by the Company for convenience upon not less than 60 days’ notice;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person, (A) any real property or (B) any tangible personal property and, in the case of clause (B), that involves an aggregate future or potential liability or receivable, as the case may be, in excess of $500,000;

(ix) any Contract (A) for the sale or purchase of any real property, or (B) for the sale or purchase of any tangible personal property in an amount in excess of $500,000;

(x) any Contract providing for indemnification to or from any Person with respect to liabilities relating to any current or former business of the Company, any of its Subsidiaries (excluding Contracts entered into with customers in the ordinary course of business consistent with past practice);

(xi) any Inbound License Agreement or any Outbound License Agreement;

(xii) any joint venture or partnership, merger, asset or stock purchase or divestiture Contract relating to the Company or any of its Subsidiaries;

(xiii) any Contract with any labor union;

(xiv) other than Options and AMACAI Options, any Contract for the purchase of any debt or equity security or other ownership interest of any Person, or for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company or any of its Subsidiaries;

(xv) any hedging, futures, options or other derivative Contract;

(xvi) any Contract relating to settlement of any administrative or judicial proceedings since December 31, 2008;

(xvii) any Contract that results in any Person holding a power of attorney from the Company or any of its Subsidiaries; and

(xviii) any other Contract, whether or not made in the ordinary course of business, that (A) involves a future or potential liability or receivable, as the case may be, in excess of $1,000,000 on an annual basis or in excess of $2,500,000 over the current Contract term, or (B) is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) (i) Each Material Contract is valid and binding on the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company or its applicable Subsidiary and, to the Knowledge of the Company, against each other party thereto in accordance with its terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); and (ii) there is no material default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the

Company, any other party thereto, and, to the Knowledge of the Company, no event or condition has occurred that constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries or any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received on or prior to the date hereof any written notice of any such material default, event or condition. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

SECTION 4.18 Affiliate Interests and Transactions.

(a) Except as set forth in Section 4.18 of the Disclosure Schedule, no Related Party of the Company or any of its Subsidiaries: (i) owns, directly or indirectly, any equity or other financial or voting interest in any Competitor, supplier, licensor, lessor, distributor, independent contractor or customer of the Company or any of its Subsidiaries; (ii) owns, directly or indirectly, any interest in any property (real or personal, tangible or intangible) that the Company or any of its Subsidiaries uses in the business of the Company or any of its Subsidiaries; or (iii) is employed by the Company or any of its Subsidiaries. Except as set forth in Section 4.18 of the Disclosure Schedule, as of the date of this Agreement, no Related Party of the Company or any of its Subsidiaries has any business dealings or a financial interest in any transaction with the Company or any of its Subsidiaries or involving any assets or property of the Company or any of its Subsidiaries, other than (A) business dealings or transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms and (B) in such Related Party’s capacity as a director or officer of the Company or any of its Subsidiaries. Ownership of securities that are registered under the Securities Exchange Act of 1934 of less than 5% of any class of such securities or ownership of any securities through any registered investment company (that is not an Affiliate of the Related Party in question) shall not be deemed to be a financial interest for purposes of this Section. “Competitor” means any Person that offers any service or product substantially similar to any service or product offered by the Company or any of its Subsidiaries in any geographic territory in which the Company or any of its Subsidiaries operates.

(b) As of the date of this Agreement, there are no outstanding notes payable to, accounts receivable from or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of the Company or any of its Subsidiaries (other than liabilities or obligations owed by the Company or any of its Subsidiaries to current directors or officers of the Company or any of its Subsidiaries for current service of such Persons).

SECTION 4.19 Insurance. Section 4.19 of the Disclosure Schedule sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of insurance policies maintained with respect to the Company or any of its Subsidiaries, together with the carriers and liability limits for each such policy. All such policies are in full force and effect. All premiums with respect thereto have been paid to the extent due. As of the date hereof, the Company has not received written notice of, nor, to the Knowledge of the Company, is there threatened in writing, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy. The consummation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements will not cause a cancellation or reduction in the coverage of such policies.

SECTION 4.20 Written Consents; Information Statement.

(a) The Shares owned of record by the Consenting Stockholders will constitute at least 85% of the Common Stock outstanding as of the Record Date.

(b) Once delivered to the Secretary of the Company, the Written Consents of the Consenting Stockholders will constitute, alone and without any other vote or consent of any other holder of Common Stock, the Company Stockholder Approval.

(c) The record date under the DGCL and the Company’s certificate of incorporation and bylaws for purposes of determining stockholders of the Company entitled to give consents with respect to the Company Stockholder Approval is the Record Date.

(d) Prior to the execution of this Agreement, the Company delivered to each Consenting Stockholder a copy of the information statement attached as Exhibit D (such information statement, together with all amendments and supplements thereto, the “Information Statement”).

(e) None of the information included in the Information Statement will, at the date delivered and at the Record Date, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading; provided, that this representation does not relate to any information provided by Parent in writing specifically for inclusion in the Information Statement. The Information Statement, insofar as it relates to stockholder approval of this Agreement, the Merger and the other transactions contemplated hereby, will comply in all material respects with the provisions of the DGCL.

SECTION 4.21 Customers.

(a) Section 4.21 of the Disclosure Schedule sets forth the top 15 customers of the Company in terms of GAAP revenue during each of Company’s two preceding fiscal years. Except as set forth in Section 4.21 of the Disclosure Schedule, as of the date of this Agreement, no such customer has cancelled or otherwise terminated or materially and adversely modified its relationship with the Company, or to the Knowledge of the Company threatened in writing to cancel or otherwise terminate or materially and adversely modify its relationship with the Company.

(b) Since December 31, 2010 and through the date of this Agreement, each of the Company and its Subsidiaries has continued all pricing, sales, receivables or payables production practices in accordance with GAAP and in the ordinary course of business consistent with past practice and has not engaged in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with the effect of accelerating to pre-Closing periods sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in post-Closing periods, (ii) any practice which would have the effect of accelerating to pre-Closing periods collections of receivables that would otherwise be expected (based on past practice) to be made in post-Closing periods, (iii) any practice which would have the effect of postponing to post-Closing periods payments by the Company or any of its Subsidiaries that would otherwise be expected (based on past practice) to be made in pre-Closing periods, or (iv) any other promotional sales, discount activity or deferred revenue activity, in each case in this clause (iv) in a manner outside the ordinary course of business or inconsistent with past practice; provided, however, that sales activities undertaken by the Company’s and its Subsidiaries’ sales force in the ordinary course of business consistent with past practice and not in contemplation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements shall be deemed not to violate the foregoing.

SECTION 4.22 Telecommunication Service Providers. None of the Company or its Subsidiaries has (a) authority under Section 214 of the Communications Act of 1934 for the provision of telecommunications services, (b) Certificates of Public Convenience and Necessity or other state authority to provide telecommunications services, (c) any active tariffs for the provision of telecommunications services, or (d) any existing service offerings that require the legal authority referenced in clauses (a), (b) or (c) herein.

SECTION 4.23 Brokers.

(a) Except for Wells Fargo, the fees of which will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries has paid or agreed to pay any fee, commission or expense incurred by any Stockholder (including the fees, commissions or expenses of any accountant, auditor, broker, financial advisor, consultant or legal counsel retained by or on behalf of any Stockholder) arising from or in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

SECTION 5.1 Organization. Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (b) is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.2 Authority. Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it is or will be a party and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby and thereby have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub. Parent, as the sole stockholder of Merger Sub, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, approve the Merger. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Parent or Merger Sub is or will be a party will be, duly and validly executed and delivered by Parent and Merger Sub, as applicable. This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which Parent or Merger Sub will be a party will constitute, the legal, valid and binding obligation of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with their respective terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

SECTION 5.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it is or will be a party, and the consummation of the Merger and the other transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub;

(ii) conflict with or violate in any material respect any Permit of Parent or Merger Sub or any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, result in the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of Parent or Merger Sub under, or result in the creation of any Encumbrance on any property, asset or right of Parent or Merger Sub pursuant to any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties, assets or rights are bound, except for any such conflicts, violations, breaches, defaults or other occurrences that do not and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Neither Parent or Merger Sub is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Entity in connection with the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which Parent or Merger Sub is or will be a party or the consummation of the Merger and the other transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of Parent or Merger Sub, except for (i) any filings required to be made under the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, and (iii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.4 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business and has incurred no liabilities other than in connection with the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

SECTION 5.5 Absence of Certain Changes or Events. Since December 31, 2010 and through the date of this Agreement, there has not been any change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.6 Litigation. As of the date hereof, there is no Action pending or threatened in writing against Parent or Merger Sub, any of their respective properties or assets, or any present or former officer or director of Parent or Merger Sub in such individual’s capacity as such that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor Merger Sub nor any of their respective properties or assets is subject to any outstanding judgment, order or injunction of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, there is no Action pending or threatened in writing seeking to impair, prevent or delay the Merger or any of the other transactions contemplated by this Agreement.

SECTION 5.7 Financing.

(a) Parent has delivered to the Company true and complete copies of an executed commitment letter (including all exhibits, schedules, attachments and appendices thereto, but not including any related fee letter, the “Financing Commitment”), pursuant to which the lender party thereto has committed, upon the terms and subject only to the conditions expressly set forth therein, to provide or cause to be provided the debt facilities set forth therein to fund, together with other cash or cash equivalents of Parent and Merger Sub on the Closing Date, Parent’s and Merger Sub’s payment obligations under this Agreement and the Ancillary Agreements (the “Financing”). As of the date of this Agreement, the Financing Commitment has not been amended or modified, and the commitment contained in the Financing Commitment has not been withdrawn or rescinded and, to the Knowledge of Parent, no such amendment, modification, withdrawal or rescission is contemplated as of the date of this Agreement. As of the date of this Agreement, the Financing Commitment is in full force and effect, constitutes the legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the lender party thereto and is enforceable against Parent and, to the Knowledge of Parent, the lender party thereto in accordance with its terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). Except for the Financing Commitment and related fee letter (true and complete copies of which have been provided to the Company, with only fee amounts and market flex provisions redacted (which in no event shall modify or permit Parent or the lender party to modify the conditions precedent to the Financing or otherwise reduce the amount or adversely affect the availability of the Financing, in any such case, in a manner that would reasonably be expected to prevent, materially impede, or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement on the terms set forth in this Agreement; it being understood that any reduction in the revolving commitment thereunder, which revolving commitment is not necessary for, and which reduction will not impair, prevent or delay, the consummation of the Merger, may be the subject of redacted market flex provisions)) with respect to the Financing, as of the date hereof there are no side letters or agreements to which Parent or Merger Sub is a party related to the Financing that could adversely affect the availability of the Financing. There are no conditions precedent related to the funding of the full amount of the Financing other than as described in the Financing Commitment.

(b) As of the date hereof, no event has occurred that (with or without notice or lapse of time, or both) constitutes or would constitute a breach or default under the Financing Commitment by Parent or, to the Knowledge of Parent, any other party thereto under the Financing Commitment. As of the date of this Agreement, assuming the accuracy of the Company’s representations and warranties set forth in Article IV, Parent does not have any Knowledge of any fact, occurrence or condition existing on the date hereof that, with or without notice, lapse of time or both, would reasonably be expected to (i) result in any of the terms or conditions in the Financing Commitment not being satisfied on a timely basis or (ii) otherwise result in the Financing not being consummated on a timely basis in order to consummate the transactions contemplated by this Agreement. Parent has fully paid any and all commitment fees or other fees required by the terms of the Financing Commitment to be paid on or before the date of this Agreement, any and all other commitment fees or other fees under the Financing Commitment will be duly paid in full by Parent as and when due and Parent and Merger Sub have otherwise satisfied all of the other terms and conditions required to be satisfied by them pursuant to the terms of the Financing Commitment on or prior to the date hereof. The aggregate proceeds contemplated by the Financing Commitment, together with all other cash or cash equivalents of Parent and Merger Sub on the Closing Date, will be sufficient for Parent and Merger Sub to pay in cash all amounts required to be paid by Parent, the Surviving Corporation or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement and all related fees and expenses and to otherwise consummate the Merger and the other transactions contemplated by this Agreement on the terms set forth in this Agreement.

SECTION 5.8 Solvency. Assuming (a) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, (b) accuracy of the representations and warranties of the Company set forth in Article IV (for such purposes, such representations and warranties shall be true and correct in all material respects and all knowledge, materiality or “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), and (c) that all estimates, projections and forecasts of the Company and its Subsidiaries provided to Parent or Merger Sub were prepared in good faith based upon assumptions that were and continue to be reasonable, immediately after giving effect to the transactions contemplated by this Agreement (including the Merger, the Financing, the payment of the aggregate Merger Consideration, any repayment of existing Indebtedness contemplated by this Agreement or the Financing Commitment, and the payment of all related fees and expenses), each of Parent and the Surviving Corporation will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the closing of any financing to be obtained by Parent or any of its Affiliates in order to effect the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or the Surviving Corporation. “Solvent” means that, as of any date of determination and with respect to any Person: (i) the fair value of the assets of such Person and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of such Person and its Subsidiaries, on a consolidated basis, (ii) the present fair saleable value of the assets of such Person and its Subsidiaries, on a consolidated basis, is not less than the amount that will be required to pay the probable liability of such Person and its Subsidiaries, on a consolidated basis, on their debts and liabilities as they become absolute and matured, (iii) such Person and its Subsidiaries, on a consolidated basis, are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which such Person’s and its Subsidiaries’ assets, on a consolidated basis, would constitute unreasonably small capital, and (iv) such Person and its Subsidiaries, on a consolidated basis, do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature; provided, however, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Accounting Standards Codification 450 – Contingencies).

SECTION 5.9 Information Statement. No information included in the Information Statement and provided by Parent in writing specifically for inclusion in the Information Statement will, at the date the Information Statement is delivered to the Stockholders or at the Record Date, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading.

SECTION 5.10 No Other Representations or Warranties. Parent and Merger Sub acknowledge and agree that except for the representations and warranties contained in this Agreement or any Ancillary Agreement or in any schedule, certificate or letter of transmittal delivered to Parent or Merger Sub pursuant to this Agreement or any Ancillary Agreement, none of the Company, any of its Subsidiaries, or any stockholder, director, officer or employee of the Company or of its Subsidiaries makes or has made any representation or warranty concerning the Company, its Subsidiaries, the stockholders, directors, officers or employees of the Company and its Subsidiaries or any of their respective assets or properties or the transactions contemplated by this Agreement and the Ancillary Agreements. Parent and Merger Sub acknowledge and agree that all projections, budgets, forecasts and other forward looking information provided to Parent and Merger Sub by or on behalf of the Company are not representations or warranties of the Company or any of its Affiliates and are subject to uncertainties and that actual results may be different from such projections, budgets, forecasts and other forward looking information.

SECTION 5.11 Brokers. Except for Morgan Stanley and Allen & Company, the fees of which will be paid by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE VI

COVENANTS

SECTION 6.1 Conduct of Business Prior to the Closing. Between the date of this Agreement and the Effective Time, except as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise specifically required by this Agreement or the AMACAI Merger Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve substantially intact its business organization and material assets, keep available the services of its current officers and employees who have signed an Offer Letter prior to the date of this Agreement, and preserve its current relationships with customers, suppliers and other persons with which it has significant business relations. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 6.1 of the Disclosure Schedule or as specifically required by this Agreement or the AMACAI Merger Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (i) any of its capital stock or other equity or ownership interests (other than in connection with the exercise of Options or AMACAI Options, in each case, outstanding on the date of this Agreement as required by the terms of such Options and AMACAI Options); (ii) any option, warrant or interest convertible into or exchangeable or exercisable for its capital stock or other equity or ownership interests; (iii) any stock appreciation right, phantom stock, interest in its ownership or earnings or other equity equivalent or equity-based award or right; or (iv) any bond, debenture or other Indebtedness having the right to vote or convertible or exchangeable or exercisable for securities having the right to vote;

(c) declare, set aside, make or pay any dividend or other distribution, redeem or repurchase, or make any other payment on or with respect to any of its capital stock, except for (i) dividends by any direct or indirect wholly owned Subsidiary of the Company to the Company and (ii) dividends of cash (but not other property or assets) by the Company prior to the close of business on the day immediately preceding the Closing Date;

(d) directly or indirectly sell, lease, license, sell and lease back, mortgage or otherwise subject to any Encumbrance or otherwise dispose of any of its material properties or assets, except (i) sales of used equipment or sales to customers, in each case in the ordinary course of business consistent with past practice, (ii) sales pursuant to any contractual obligation existing on the date of this Agreement and listed in Section 6.1(d) of the Disclosure Schedule, and (iii) the imposition of Permitted Liens;

(e) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or any options, warrants or other rights with respect thereto (other than in connection with the forfeiture of Options or AMACAI Options outstanding on the date of this Agreement) or make any other change with respect to its capital structure;

(f) directly or indirectly acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or division thereof, or (ii) any asset or assets which, individually, is in excess of $250,000 or, in the aggregate, are in excess of $500,000;

(g) enter into any joint venture, exclusive dealing, noncompetition or similar Contract;

(h) except for the Merger and the AMACAI Merger, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or otherwise alter the Company’s or a Subsidiary’s corporate structure;

(i) (i) other than for borrowings in the ordinary course of business consistent with past practice under the Company’s revolving credit facility as in existence on the date hereof, incur any Indebtedness; or (ii) make any loans or advances to any Person (other than the Company or one of its Subsidiaries), except for loans made in the ordinary course of business consistent with past practice that will be repaid in full prior to the Closing or advances made in the ordinary course of business consistent with past practice;

(j) amend, waive, modify or consent to the termination of any Material Contract; or enter into any Contract that would be a Material Contract if it existed on the date hereof;

(k) incur or commit to incur any capital expenditure not provided for in the capital expenditure budget set forth in Section 6.1(k) of the Disclosure Schedule;

(l) enter into any lease of real property or any renewal thereof; or enter into any lease of personal property or any renewal thereof involving a term of more than one year or rental obligations exceeding $250,000 per year in any single case, or $1,000,000 per year in any series of related or similar leases;

(m) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for normal merit and cost-of-living increases consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not directors or officers of the Company or any of its Subsidiaries and who receive less than $137,500 in total annual cash compensation from the Company or any of its Subsidiaries, or grant any severance or termination payment to, loan or advance any amount (other than advances made in the ordinary course of business consistent with past practice) to, any director, officer or employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any Plan (or any plan, program or arrangement that would be a Plan), except in each case to the extent required pursuant to any Contract or Plan in effect on the date of this Agreement and listed in Section 6.1(m) of the Disclosure Schedule;

(n) enter into any Contract with any Related Party of the Company or any of its Subsidiaries or engage in any other business dealings or transactions with any such Related Party (other than (i) Contracts, business dealings or transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms and (ii) in such Related Party’s capacity as a director or officer of the Company or any of its Subsidiaries);

(o) change its fiscal year, revalue any of its material assets or, except as required by GAAP, make any changes in financial accounting methods, principles or practices;

(p) make, revoke or modify any Tax election, or settle or compromise any Tax liability that individually or in the aggregate exceeds $10,000, enter into any agreement with any Tax authority, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or file any Return other than on a basis consistent with past practice and as permitted pursuant to Section 7.2;

(q) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted, unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement or incurred since the date of this Agreement in the ordinary course of business consistent with past practice, or (ii) cancel any material Indebtedness owed to the Company or any of its Subsidiaries;

(r) take or intentionally fail to take any action to permit the lapse of any right relating to any material Intellectual Property used in the business of the Company or any of its Subsidiaries;

(s) engage in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with the effect of accelerating to pre-Closing periods sales to the trade or otherwise that would otherwise be expected (based on past practice)

to occur in post-Closing periods, (ii) any practice which would have the effect of accelerating to pre-Closing periods collections of receivables that would otherwise be expected (based on past practice) to be made in post-Closing periods, (iii) any practice which would have the effect of postponing to post-Closing periods payments by the Company or any of its Subsidiaries that would otherwise be expected (based on past practice) to be made in pre-Closing periods, or (iv) any other promotional sales, discount activity or deferred revenue activity, in each case in this clause (iv), in a manner outside the ordinary course of business or inconsistent with past practice; provided, however, that sales activities undertaken by the Company’s and its Subsidiaries’ sales force in the ordinary course of business consistent with past practice and not in contemplation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements shall be deemed not to violate the foregoing;

(t) commence or settle any Action (other than immaterial Actions related to employment, workers compensation and similar matters involving non-officer employees);

(u) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(v) enter into any new line of business outside of its existing business; or

(w) formally announce an intention, or enter into any Contract, to do any of the foregoing.

SECTION 6.2 Conduct of Business of Parent and Merger Sub. Between the date of this Agreement and the Effective Time, except as otherwise specifically required by this Agreement, Parent and Merger Sub shall not, and shall cause their Affiliates not to, without the Company’s prior written consent, take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied.

SECTION 6.3 Access to Information. From the date hereof until the Closing Date, the Company and its Subsidiaries shall afford Parent and its officers, directors, principals, employees, advisors, auditors, agents, bankers and other representatives (collectively, “Representatives”) access (including for inspection and copying) during normal business hours (upon reasonable advance notice, at mutually agreeable times, and in a manner that does not materially interfere with the operations of the Company or its Subsidiaries) to the Representatives, properties, offices and other facilities, books and records of the Company and each of its Subsidiaries, and shall furnish Parent with such financial, operating and other data and information as Parent may reasonably request; provided, however, that (a) the provisions of this Section shall be carried out in accordance with applicable Law relating to the exchange of information, (b) notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Subsidiaries (or any of their respective Affiliates) shall be required to provide access to or disclose information where such access or disclosure would waive the attorney-client privilege of such party or contravene any Law or binding agreement entered into prior to the date of this Agreement, and (c) neither Parent nor any of its Affiliates or Representatives shall contact any of the Company’s or any of its Subsidiaries’ employees, customers or suppliers without first coordinating such contact with the Company.

SECTION 6.4 Exclusivity. The Company agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Company shall not, and shall cause its Subsidiaries and its and their respective Affiliates and Representatives not to, (a) solicit, initiate, knowingly encourage or accept any proposal or offer that constitutes an Acquisition Proposal or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or knowingly encourage the submission of, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing, and, to the extent not done prior to the date of this Agreement, shall request all such Persons to promptly return or destroy all confidential information regarding the Company and its Subsidiaries previously delivered thereto. The Company shall notify Parent promptly, but in any event within 24 hours, orally and in writing if any Acquisition Proposal, or any inquiry or other contact with any Person with respect thereto, is made. Such notice to Parent shall indicate in reasonable detail the identity of the Person making such Acquisition Proposal, inquiry or other contact and, to the extent the Company has Knowledge thereof, the terms and conditions of such Acquisition Proposal, inquiry or other contact. The Company shall not, and shall cause its Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement related to any potential or actual Acquisition Proposal to which the Company or any of its Subsidiaries is a party, without the prior written consent of Parent. “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Merger and the other transactions contemplated hereby): (i) any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) all or any portion of the capital stock of the Company or any of its Subsidiaries (other than pursuant to Options or AMACAI Options) or (B) assets of the Company or any of its Subsidiaries (other than inventory or other assets to be sold to customers in the ordinary course of business consistent with past practice), (ii) any merger, consolidation or other business combination relating to or involving the Company or any of its Subsidiaries, or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or any of its Subsidiaries.

SECTION 6.5 Information Statement; Written Consents.

(a) Prior to execution of this Agreement, the Company delivered the Information Statement to each of the Consenting Stockholders. Promptly after date of this Agreement, but in any event no later than 10 Business Days thereafter, the Company shall deliver the Information Statement to each other Stockholder.

(b) The Company shall use its reasonable best efforts to obtain, prior to one hour after the execution of this Agreement (the “Consent Deadline”), Written Consents from the Consenting Stockholders. The Company shall use its reasonable best efforts to obtain, prior to the Effective Time, Written Consents from all other Stockholders. The Company shall obtain all

Written Consents in compliance in all material respects with applicable Law, the Company’s certificate of incorporation and bylaws and any Contracts pursuant to which the Company is bound.

(c) The Company hereby consents for all purposes (including the Company’s certificate of incorporation and bylaws, the DGCL and any Contract or other Law pursuant to which the Company may have rights or be bound) to the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Merger and the other transactions contemplated hereby and thereby. The Company hereby waives all rights of first refusal and other similar rights of the Company, if any, that would be applicable to the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 6.6 Notification of Certain Matters.

(a) From the date of this Agreement through the Closing, the Company shall give prompt written notice to Parent after the Company gains Knowledge of (i) the occurrence or non-occurrence of any change, condition or event, the occurrence or non-occurrence of which would render any representation or warranty of the Company contained in this Agreement or any Ancillary Agreement to be untrue or inaccurate in any material respect, (ii) the occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect, (iii) any failure of the Company or any of its Subsidiaries or any other Affiliate of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to Parent’s and Merger Sub’s obligations hereunder, (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements, or (v) any Action pending or threatened against a party or the parties relating to the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements.

(b) From the date of this Agreement through the Closing, Parent shall give prompt written notice to the Company after Parent gains Knowledge of (i) the occurrence or non-occurrence of any change, condition or event, the occurrence or non-occurrence of which would render any representation or warranty of Parent or Merger Sub contained in this Agreement or any Ancillary Agreement to be untrue or inaccurate in any material respect, (ii) the occurrence of any change, condition or event that has had or is reasonably likely to have a Parent Material Adverse Effect, (iii) any failure of Parent or Merger Sub or any other Affiliate of Parent to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to the Company’s obligations hereunder, (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements, or (v) any Action pending or threatened against a party or the parties relating to the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements.

SECTION 6.7 Takeover Statutes. If any state takeover statute or similar Law, or any provision of the Company’s or any of its Subsidiaries’ certificate of incorporation or bylaws or similar organizational documents, or the terms of any stockholders, investors rights, voting, right of first refusal or similar Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound, shall become applicable to the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby or thereby may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise act to eliminate the effects of such statute, regulation or Contract on the transactions contemplated hereby or thereby.

SECTION 6.8 Confidentiality. Each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the Merger and the other transactions contemplated hereby pursuant to the terms of the confidentiality agreement dated August 24, 2010 between Parent and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

SECTION 6.9 Reasonable Best Efforts.

(a) From the date of this Agreement through the Closing, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to (i) obtain from Governmental Entities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements, (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act or any other applicable Law, and (iii) have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits the consummation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements. Without limitation of the foregoing, each of Parent and the Company shall or shall cause the appropriate Affiliate thereof to (A) promptly (and in any event no later than 10 Business Days after the date of this Agreement) file any notification and report forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, (B) request an early termination of the applicable waiting period under the HSR Act, and (C) make any further filings or information submissions pursuant thereto that may be necessary or reasonably advisable.

(b) The Company and Parent shall, to the extent practicable and without waiver of the attorney client privilege, jointly participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement, the Merger or the other transactions contemplated hereby, and neither the Company nor Parent shall settle or compromise any such claim, suit or cause of action without the other’s written consent.

(c) Notwithstanding anything herein to the contrary, Parent shall not be required by this Section in connection with obtaining any consent or approval of the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (i) require the divestiture of any assets of Parent, the Company or any of their respective Affiliates (other than assets that are de minimis) or (ii) limit Parent’s freedom of action with respect to, or its ability to consolidate and control, the Company and its Subsidiaries or any of their assets or businesses or any of Parent’s or its Affiliates’ other assets or businesses (other than limitations that are de minimis).

(d) Notwithstanding anything herein to the contrary, Parent and the Company shall not be required by this Section to incur any material cost or expense in connection with obtaining the consent of any Person that is not a Governmental Entity.

(e) Parent shall pay all filing fees required under the HSR Act.

SECTION 6.10 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby; provided, however, that no such consultation or review shall be necessary to the extent that the disclosure in question is required by applicable Law, court process or by obligations pursuant to any rule, regulation or listing agreement of the New York Stock Exchange and completing such consultation or review is impracticable in the circumstances.

SECTION 6.11 Indemnification, Exculpation and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification existing in favor of the current or former directors and officers of the Company or any of its Subsidiaries as provided in the Company’s or its Subsidiaries’ certificate of incorporation or bylaws (or comparable governing documents) as in effect on the date of this Agreement or in any indemnification agreement listed in Section 6.11 of the Disclosure Schedule as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law. From the Effective Time through the sixth anniversary of the Closing Date, the certificate of incorporation and bylaws (or comparable governing documents) of the Surviving Corporation and its Subsidiaries shall contain, and Parent shall cause the certificate of incorporation and bylaws (or comparable governing documents) of the Surviving Corporation and its Subsidiaries to so contain, provisions (applicable to the current and former directors and officers of the Company and its Subsidiaries as of the Effective Time) no less favorable with respect to indemnification, advancement of expenses and exculpation than are presently set forth in the certificate of incorporation and bylaws (or comparable governing documents) of the Company and its Subsidiaries.

(b) Prior to the Effective Time, the Company shall purchase a “tail” directors’ and officers’ liability insurance policy (the “Tail Policy”) for the Company and its Subsidiaries and their current and former directors, officers and employees who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company in a form reasonably acceptable to Parent that shall provide such directors, officers and employees with coverage for six years following the Effective Time of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company. Following the Effective Time, Parent shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that Parent, the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section.

(d) The rights of the indemnified Persons under this Section shall be in addition to (and not in limitation of) any rights such Persons may have under the certificate of incorporation or bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

(e) The provisions of this Section shall survive consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each indemnified party, his or her heirs and his or her legal representatives.

SECTION 6.12 Financing.

(a) Parent acknowledges that it shall be fully responsible for obtaining the Financing and shall use reasonable best efforts to arrange and obtain the Financing on the terms and subject only to the conditions described in the Financing Commitment, including using reasonable best efforts to (i) maintain in effect the Financing Commitment and negotiate definitive agreements with respect thereto on the terms and subject only to the conditions set forth in the Financing Commitment (collectively, the “Financing Agreement”), (ii) ensure the accuracy of all representations and warranties of Parent set forth in the Financing Commitment, (iii) comply with all covenants and agreements of Parent set forth in Financing Commitment, (iv) satisfy on a timely basis all conditions applicable to Parent in the Financing Commitment that are within its control, and (v) consummate the Financing at or prior to the Closing (and, in any event, assuming the satisfaction of all of the conditions set forth in Sections 8.1 and 8.3 (other than those conditions that by their terms are to be satisfied at the Closing), prior to the Outside Date). Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Financing Commitment, or substitute other debt or raised equity financing for all or any portion of the Financing from the same or alternative Financing

Sources; provided, however, that notwithstanding the foregoing, Parent shall not permit any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Commitment, or substituted debt or equity financing, if such amendment, replacement, supplement or other modification or waiver or substituted debt or equity financing would (A) reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing) or (B) impose new or additional conditions, or otherwise amend, modify or expand upon the conditions precedent to the Financing from that set forth in the Financing Commitment, in any such case of (A) or (B) above in a manner that would reasonably be expected to (x) prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement on the terms set forth in this Agreement, (y) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (z) adversely impact the ability of Parent to enforce its rights under the Financing Commitment. For purposes of this Section, references to “Financing” shall include the financing contemplated by the Financing Commitment as permitted to be amended or modified by this paragraph (a) and any substitute financing permitted by this paragraph (a) and references to “Financing Commitment” or “Financing Agreement” shall include such documents as permitted to be amended or modified by this paragraph (a) and any comparable documents with respect to any substitute financing permitted by this paragraph (a). The net cash proceeds of any equity offering by Parent or any of its Subsidiaries after the date of this Agreement shall constitute raised equity financing substituting for a comparable portion of the debt financing contemplated by the Financing Commitment for all purposes under this Agreement. The syndication of the Financing to the extent permitted by the Financing Commitment shall not be deemed to violate Parent’s obligations under this Agreement.

(b) In the event any portion of the Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Financing Commitment, Parent shall use reasonable best efforts to promptly obtain alternative financing (and to obtain a new financing commitment letter and a new definitive agreement related thereto) on terms not materially less beneficial to Parent than the terms in the Financing Commitment in an amount, together with all other cash and cash equivalents of Parent and Merger Sub on the Closing Date, sufficient for Parent and Merger Sub to pay in cash all amounts required to be paid by Parent, the Surviving Corporation or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement and to otherwise consummate the Merger and the other transactions contemplated by this Agreement on the terms set forth in this Agreement (an “Alternative Financing”). To the extent not done on or prior to the date hereof, Parent will furnish true and complete copies of any Financing Commitment or Financing Agreement to the Company promptly upon their execution (with only fee amounts and market flex provisions redacted (which in no event shall modify or permit Parent or the lender party to modify the conditions precedent to the Financing or otherwise reduce the amount or adversely affect the availability of the Financing, in any such case, in a manner that would reasonably be expected to prevent, materially impede, or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement on the terms set forth in this Agreement; it being understood that any reduction in the revolving commitment thereunder, which revolving commitment is not necessary for, and which reduction will not impair, prevent or delay, the consummation of the Merger, may be the subject of redacted market flex provisions)).

(c) “Marketing Period” shall mean the first period of 20 consecutive Business Days after the date hereof throughout and at the end of which (i) Parent and its Financing Sources shall have the Required Information, (ii) no event has occurred and no condition exists that would cause any of the conditions set forth in Section 8.3 to fail to be satisfied if the Closing were to be held at any time during such 20 Business Day period (other than those conditions that by their terms are to be satisfied at the Closing), and (iii) the conditions set forth in Section 8.1 are satisfied (other than those conditions that by their terms are to be satisfied at the Closing and other than the condition set forth in Section 8.1(a), which must be satisfied no later than the final day of the Marketing Period (and if such condition has not been satisfied by such time, the Marketing Period will be extended until such time as such condition is satisfied)); provided, that (A) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, the Company’s accounting firm shall have withdrawn its audit opinion with respect to any of the Company’s audited financial statements contained in the Required Information and (B) the Marketing Period shall end on any earlier date on which the Financing is consummated. If at any time the Company in good faith reasonably believes that the Marketing Period has begun, it may deliver to Parent a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date of such notice, unless Parent in good faith reasonably believes the Marketing Period has not begun and, within three Business Days after the delivery of such notice, delivers a written notice to the Company to that effect, stating with specificity why it believes the Marketing Period has not begun. For purposes of establishing the commencement of the Marketing Period, Parent hereby acknowledges receipt of all Required Information as of the date of this Agreement, it being understood that the Company remains obligated to update the Required Information to the extent provided in paragraph (e) below.

(d) The Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to (and the Company shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to) provide Parent and Merger Sub with all cooperation reasonably requested by Parent that is reasonably customary and necessary in connection with arranging and obtaining the Financing, including:

(i) participating in a reasonable number of meetings (including customary one-on-one meetings with Financing Sources, prospective lenders, and senior management and Representatives of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing;

(ii) reasonably cooperating with the marketing efforts of Parent and the Financing Sources for all or any portion of the Financing, including reasonably assisting with the preparation of rating agency presentations, offering documents, bank information memoranda, lender presentations and similar documents for use in connection with the Financing, including execution and delivery of customary representation letters in connection with bank information memoranda;

(iii) furnishing Parent and the Financing Sources with (A) GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for its 2010 fiscal year, (B) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter of the 2011 fiscal year (ending prior to the date of this Agreement), for the period elapsed from the beginning of the 2011 fiscal year to the end of such fiscal quarter and for the comparable periods of the preceding fiscal year, (C) to the extent prepared by the Company, unaudited consolidated balance sheets and related statements of income of the Company for each fiscal month of the 2010 fiscal year and each fiscal month of the 2011 fiscal year (ending prior to the date of this Agreement), (D) for use in preparation by Parent of consolidated pro forma forecasts, forecasts of the financial performance of the Company of the type and in the format of the pro forma forecasts previously delivered by the Company to Parent (1) on an annual basis, through December 31, 2013 and (2) on a quarterly basis, through December 31, 2012 (all such information specified in clauses (A) through (D) of this paragraph (iii), the “Required Information”); and (E) any updates thereto pursuant to paragraph (e) below;

(iv) using reasonable best efforts to obtain from the Company’s accounting firm accountants’ comfort letters and consents customary for financing similar to the Financing and assisting Parent and Merger Sub with obtaining legal opinions as reasonably requested by Parent and Merger Sub;

(v) executing and delivering, as of the Effective Time, customary definitive financing documentation, including customary pledge and security documents and certificates, documents and instruments relating to guarantees, collateral and other matters ancillary to the Financing (including a certificate of the Chief Financial Officer of the Company with respect to solvency matters), and otherwise reasonably facilitating the pledging of collateral and the providing of the guarantees; and

(vi) taking all corporate actions reasonably necessary to permit the consummation of the Financing; provided, that, the liabilities and obligations of the Company or any of its Subsidiaries under any Financing Agreement may not be effective until the Effective Time pursuant to Section 6.12(g)(i).

(e) The Company will (i) periodically update the Required Information included in any offering document to be used in connection with such Financing so that such Required Information remains in compliance with GAAP and does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading and (ii) (A) within one Business Day of such becoming available, and not later than 30 days following the end of a fiscal quarter, furnish Parent and the Financing Sources with unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter ended subsequent to the date of this Agreement and prior to the Closing Date and (B) within one Business Day of such becoming available, to the extent prepared by the Company, unaudited consolidated balance sheets and related statements of income of the Company for each fiscal month ended subsequent to the date of this Agreement and prior to the Closing Date. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(f) Parent shall keep the Company reasonably informed on a timely basis of the status of Parent’s and Merger Sub’s efforts to arrange the Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the definitive documentation related to the Financing, providing copies of then current drafts of the credit agreement and giving the Company prompt notice of any material adverse change with respect to the Financing. Without limiting the foregoing, Parent shall notify the Company promptly, and in any event within one Business Day, if at any time prior to the Closing Date:

(i) the Financing Commitment expires or is terminated for any reason (or if any Person attempts or purports to terminate the Financing Commitment, whether or not such attempted or purported termination is valid);

(ii) Parent obtains Knowledge of any breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Financing Commitment or Financing Agreement;

(iii) Parent receives any written communication from any Person with respect to any (A) actual breach, default, termination or repudiation by any party to the Financing Commitment or Financing Agreement or (B) material dispute or disagreement between or among any parties to the Financing Commitment or Financing Agreement that would reasonably be expected to inhibit, prevent, materially impede or materially delay the consummation of the Financing;

(iv) a Financing Source refuses to provide or expresses to Parent in writing an intent to refuse to provide all or any portion of the Financing contemplated by the Financing Commitment on the terms set forth therein; or

(v) Parent, for any reason, no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms described in the Financing Commitment.

As soon as reasonably practicable, but in any event within two Business Days after the date the Company delivers to Parent a written request therefor, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i) through (v) of the immediately preceding sentence.

(g) Notwithstanding anything to the contrary in this Agreement, (i) no liability or obligation (including any liability or obligation to pay any commitment or other similar fee) of the Company or any of its Subsidiaries under any certificate, document or instrument shall be effective until the Effective Time and, other than as set forth in paragraphs (d) and (e) of this Section, neither the Company nor any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (ii) neither the Company nor any of its Subsidiaries shall be required to issue any offering or information document (other than customary representation letters in connection with bank information memoranda), (iii) Parent shall, promptly upon request by the Company, reimburse the Company for all costs and expenses (including reasonable attorney’s fees and expenses) incurred by the Company or any of its Subsidiaries in connection with performing its obligations under this Section, (iv) all confidential information regarding the Company or any of its Subsidiaries (to the extent identified as confidential as required by the Confidentiality Agreement) obtained by Parent or Merger Sub or any of their respective Representatives pursuant to this Section shall be kept confidential in accordance with the Confidentiality Agreement (provided, that this clause (iv) shall not prohibit the disclosure of such confidential information in connection with the syndication of the Financing as contemplated by the Financing Commitment to recipients subject to customary obligations of confidentiality and restricted use), and (v) Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than historical information relating to the Company or any of its Subsidiaries approved by the Company in writing specifically for use therein).

(h) Parent acknowledges and agrees that the obtaining of the Financing (including any Alternative Financing) is not a condition to the Closing.

SECTION 6.13 Repayment of Indebtedness. At least three Business Days prior to the Closing, the Company shall provide to Parent (a) a complete and correct list of the obligees of all Indebtedness of the Company and its Subsidiaries, excluding Indebtedness described in clauses (b) and (c) of the definition thereof, (b) the amount of all such Indebtedness required to be listed pursuant to clause (a) and all ancillary obligations with respect thereto (including all principal, interest, fees, premiums, prepayment penalties and other amounts) owed to each such obligee as of the Closing Date and necessary to satisfy and discharge all obligations in respect thereof on the Closing Date (collectively, the “Indebtedness Discharge Amount”) and (c) wire instructions for each such obligee. At the Closing, the Company shall provide Parent with executed payoff letters in form and substance reasonably satisfactory to Parent providing for the satisfaction and discharge of all obligations in respect of such Indebtedness (including all principal, interest, fees, premiums, prepayment penalties and other amounts), including the termination of all related commitments and the release of all related guarantees and related Encumbrances securing such obligations, effective upon the payment of the Indebtedness Discharge Amount. At the Closing, Parent, on behalf of the Company, shall pay the Indebtedness Discharge Amount.

SECTION 6.14 Payment of Transaction Expenses and Change of Control Payments. At least three Business Days prior to the Closing, the Company shall cause each payee of Transaction Expenses to submit a written invoice for the full amount of such payee’s Transaction Expenses, which invoice shall provide that, upon payment of such invoice, all amounts due to such payee for services rendered in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby (whether rendered prior to or after the Closing) shall be paid in full. At least three Business Days prior to the Closing, the Company shall provide to Parent a complete and correct list of (a) the payees of Transaction Expenses, the amount of Transaction Expenses payable to each such payee and wire instructions for each such payee and (b) the payees of Change of Control Payments, the amount of Change of Control Payments payable to each such payee, wire instructions for each such payee and, if any such Change of Control Payment is not payable until after the Effective Time, the time at which such payment is payable. Immediately prior to the Effective Time (or, in the case of a Change of Control Payment that is not payable at the Effective Time, at such later time), the Company (or the Surviving Corporation, as applicable) shall pay the Transaction Expenses and the Change of Control Payments.

SECTION 6.15 Closing Capitalization Schedule; Estimate of Closing Non-Cash Working Capital; Estimate of Closing Cash.

(a) At least three Business Days prior to the Closing, the Company shall prepare and deliver to Parent a schedule (the “Closing Capitalization Schedule”) setting forth the name of each Stockholder and each holder of Options as of immediately prior to the Effective Time (in each case, after giving effect to the AMACAI Merger) and the number of Shares and Options (and the exercise price thereof) held by each as of immediately prior to the Effective Time (in each case, after giving effect to the AMACAI Merger). The Closing Capitalization Schedule shall also set forth a reasonably detailed calculation of the Closing Merger Consideration, the Fully Diluted Share Number and the Closing Per Share Merger Consideration, and shall also set forth the amounts payable to each holder of Cancelled Options as of the Closing Date pursuant to Article III (on a per-holder basis). The Closing Capitalization Schedule shall be complete and correct in all respects and the Company shall provide Parent with a certificate dated the Closing Date and signed by the chief executive officer of the Company to such effect. The parties agree that Parent and Merger Sub shall be entitled to rely on the Closing Capitalization Schedule in making payments under Article III and Parent and Merger Sub shall not be responsible for the calculations or the determinations regarding such calculations in such Closing Capitalization Schedule.

(b) At least three Business Days prior to the Closing, the Company shall prepare and deliver to Parent (i) a good faith estimate of Closing Non-Cash Working Capital (such estimated amount, the “Estimated Closing Non-Cash Working Capital”), which such estimate shall include a reasonably detailed calculation of Closing Non-Cash Working Capital, (ii) a good faith estimate of Closing Cash (such estimated amount, the “Estimated Closing Cash”), which such estimate shall include a reasonably detailed calculation of Closing Cash (including the Transaction Expenses and Change of Control Payments included in the calculation thereof), and (iii) a reasonably detailed calculation of the Estimated Closing Non-Cash Working Capital Adjustment. The Company shall provide Parent and its Representatives with reasonable access to its books and records relevant to the determination of such amounts.

SECTION 6.16 Employee Matters.

(a) The parties intend that there shall be continuity of employment with respect to all Continuing Employees and that such Continuing Employees shall remain employed by the Company or (or one of its Subsidiaries) as of and following the Closing, as set forth herein.

(b) Through December 31, 2011, Parent shall cause the Company and its Subsidiaries to provide each Continuing Employee with total cash compensation (including base salary and bonus opportunity) and a bonus program (including payout terms and timing of bonus payments, which the parties hereto acknowledge may be made after December 31, 2011 in a manner consistent with the Company’s past practice) that are the same as such Continuing Employee’s total cash compensation and bonus program immediately prior to the Closing. Through December 31, 2011, subject to Section 6.16(f), Parent shall also cause the Company and its Subsidiaries to maintain the Company’s and its Subsidiaries’ existing employee benefit plans for the benefit of each Continuing Employee.

(c) From January 1, 2012 through December 31, 2012, Parent shall cause the Company and its Subsidiaries to provide each Continuing Employee with total cash compensation (including base salary and bonus opportunity) that is no less favorable in the aggregate than such Continuing Employee’s total cash compensation immediately prior to the Closing; provided that Parent may instead provide or cause the Company and its Subsidiaries to provide bonus opportunities no less favorable than those provided to similarly-situated employees of Parent and base salaries no less favorable than provided immediately prior to the Closing. Notwithstanding the foregoing, Parent shall not be required to permit Company employees to draw any portion of their respective anticipated 2012 bonuses in advance of the payment thereof. From January 1, 2012 through December 31, 2012, Parent shall also cause the Company and its Subsidiaries to maintain (i) the Company’s and its Subsidiaries’ dental and healthcare plans in effect as of immediately prior to the Closing and (ii) other employee benefit plans for the benefit of each Continuing Employee (“Post-Closing Plans”) that are no less favorable in the aggregate than either (A) the Plans in effect as of immediately prior to the Closing with respect to the Continuing Employees or (B) the employee benefit plans covering similarly-situated employees of Parent. Parent shall cause the Company and its Subsidiaries to give credit to all Continuing Employees for past service with the Company or any of its Subsidiaries under all Post-Closing Plans including severance pay plans, to the same extent provided under the corresponding Plans.

(d) With respect to any Post-Closing Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or any plan directly or indirectly maintained or contributed to by the Company or any of its Subsidiaries providing similar benefits to an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent shall cause the Company and its Subsidiaries to cause to be waived any pre-existing condition limitations or actively-at-work requirements. Parent shall cause the Company and its Subsidiaries to make appropriate arrangements to allow the use by Continuing Employees of any amounts available under any cafeteria plan or flexible spending account (as defined in Section 125 of the Code) which was maintained prior to the Closing by the Company or any of its Subsidiaries for such Continuing Employees.

(e) Notwithstanding the foregoing, the Continuing Employees shall be deemed employees at will of the Company and its Subsidiaries or their successors, and nothing in this Section shall be deemed to limit the right of Parent, the Company or the Subsidiaries to terminate the employment of any Continuing Employee or modify the terms and conditions of any Continuing Employee’s employment. Nothing in this Section shall be construed as limiting or otherwise modifying any right of any holder of Options otherwise set forth in this Agreement.

(f) If directed by Parent no later than five days before the Closing Date, the Company’s board of directors shall adopt resolutions terminating any Plan that includes a cash or deferred arrangement (within the meaning of Section 401(k) of the Code), with such termination to be effective the day before the Closing Date. The Company shall provide copies of such resolutions to Parent for its reasonable review and comment at least two days before adoption of such resolutions by the Company’s board of directors.

SECTION 6.17 280G Matters. Prior to the Effective Time, the Company shall submit to a stockholder vote (which shall be implemented via written-consent), in a manner that satisfies the stockholder vote requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder, the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code). Such stockholder vote shall establish the disqualified individual’s right to the payment or other compensation and the Company shall obtain any required waivers or consents from the disqualified individual prior to the stockholder vote. In addition, the Company shall provide adequate disclosure to Company stockholders that hold Shares of all material facts concerning all payments to any such disqualified individual that, but for such stockholder vote, could be deemed “parachute payments” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. Parent and its counsel shall have the right to review and comment on all documents required to be delivered to the Company stockholders (at least five Business Days prior to delivery) in connection with such stockholder vote and any required disqualified individual waivers or consents (at least five Business Days prior to execution) and Parent and its counsel shall be provided copies of all vote documents executed by the stockholders and disqualified individuals.

SECTION 6.18 Provisions Regarding Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Wilmer Cutler Pickering Hale and Dorr LLP may serve as counsel to each and any Stockholder and their respective Affiliates (individually and collectively, the “Holder Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Wilmer Cutler Pickering Hale and Dorr LLP (or any successor) may serve as counsel to the Holder Group or any director, member, partner, officer, employee or Affiliate of the Holder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.

ARTICLE VII

TAX MATTERS

SECTION 7.1 Pre-Closing Taxes.

(a) The Stockholders and the holders of Cancelled Options, severally (based on their Pro Rata Shares) and not jointly, will be solely responsible and liable for all Taxes imposed upon the Company and its Subsidiaries with respect to any Pre-Closing Tax Period to the extent such Taxes exceed the amount of such Taxes accrued and reflected on the final and binding Closing Statement. Parent and the Company shall seek payment for any amounts due pursuant to this Section from the Indemnity Escrow Fund prior to seeking indemnification from the Stockholders or any such holder of Cancelled Options directly.

(b) For purposes of paragraph (a) above, the determination of the Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable periods, one that ended at the close of the Closing Date and the other that began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit and state and local apportionment factors of the Company for the Straddle Period shall be allocated between such two taxable periods on a “closing of the books basis” by assuming that the books and records of the Company were closed at the closing of the Closing Date; provided however, that (i) exemptions, allowances or deductions that are calculated on an annual basis, such as depreciation, and (ii) periodic Taxes, such as property or similar ad valorem Taxes, shall be apportioned ratably between such periods on the basis of the number of days elapsed in each such period; and, provided further, however, that the foregoing shall not apply to any transactions undertaken by Parent on the Closing Date that are not contemplated by this Agreement or that are outside the ordinary course of business for the Company and its Subsidiaries and instead any items of income, gain, deduction, loss or credit and state and local apportionment factors applicable thereto shall be allocated to the Post-Closing Tax Period.

(c) For Tax purposes, Parent and the Company agree to treat all Tax Deductions as allocable to the Post-Closing Tax Period to the extent permitted by Law. Notwithstanding anything to the contrary in this Agreement, no Stockholder nor any holder of Cancelled Options shall have any liability to Parent if any Tax Deductions of the Company or any of its Subsidiaries are not available to Parent, the Company, any of its Subsidiaries, or any of their Affiliates for any Post-Closing Tax Period.

SECTION 7.2 Tax Returns. The Company shall prepare and file or cause to be prepared and filed, within the time and manner proscribed by Law, all Tax Returns of the Company and its Subsidiaries that are required to be filed prior to the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice unless required by applicable Law, and prior to filing, shall be submitted to Parent no later than 45 days prior to the due date for filing thereof (including applicable extensions) for Parent’s review and approval (such approval not to be unreasonably delayed, conditioned or withheld). Parent shall prepare and file or cause to be prepared and filed all Tax Returns of the Company and its Subsidiaries for

any Pre-Closing Tax Period that are required to be filed after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice unless required by applicable Law (as determined by Parent in good faith) and shall be submitted to the Stockholder Representative no later than 45 days prior to the due date for filing thereof (including applicable extensions) for the Stockholder Representative’s review and approval (such approval not to be unreasonably delayed, conditioned or withheld). To the extent Parent has not received approval of such Tax Returns 10 days prior to the due date for filing thereof (including applicable extensions) such approval shall be deemed given pursuant to this Agreement unless Stockholder Representative has provided written notice of an objection to such Tax Return. Notwithstanding anything else contained in this Agreement, Parent shall be permitted to take all action necessary so that any Pre-Closing Tax Return of the Company that it is responsible for pursuant to this Section is timely filed.

SECTION 7.3 Cooperation. Parent, the Stockholder Representative, the Company and its Subsidiaries shall reasonably cooperate, and shall cause their respective Affiliates and their respective directors, officers and employees reasonably to cooperate, and use reasonable best efforts to cause their respective agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all Taxable periods or relating to Taxes, including maintaining and making available to each other all records necessary in connection with Taxes.

SECTION 7.4 Tax Claims. If a claim for Taxes, including notice of a pending or threatened audit, shall be made by any Taxing authority to Parent or any of its Subsidiaries in writing, which, if successful, would result in an indemnity payment pursuant to Section 7.5 (a “Tax Claim”), Parent shall notify the Stockholder Representative in writing of the Tax Claim within 10 days following Parent’s or any of its Subsidiaries’ receipt of the written claim for Taxes. Such notice shall state the nature and basis of the Tax Claim and the amount thereof, each to the extent known by Parent or any such Subsidiary. Parent shall have the sole right to represent the interests of the Company or its Subsidiaries with respect to any Tax Claim, provided, however, that the Stockholder Representative shall have the right to employ counsel of its choice at its expense in connection with such Tax Claim and to participate in any related audit or proceeding and Parent shall inform Stockholder Representative of the status of any such audit or proceeding, shall provide the Stockholder Representative with copies of any pleadings, correspondence, and other documents as the Stockholder Representative may reasonably request (at the Stockholder Representative’s sole expense) and shall obtain the prior written consent (which shall not be unreasonably delayed, conditioned or withheld) of the Stockholder Representative prior to the settlement of any claim that could reasonably be expected to cause the Stockholders or holders of Cancelled Options to have an indemnification obligation pursuant to this Agreement.

SECTION 7.5 Tax Indemnification. The Stockholders and the holders of Cancelled Options shall, severally (based on their Pro Rata Shares) and not jointly, indemnify, defend and hold harmless Parent, the Company and its Subsidiaries against all Stockholder Taxes and against any Loss or expense, including reasonable fees for attorneys and other outside consultants incurred in contesting or otherwise in connection with any such Taxes. All claims for indemnification made pursuant to this Article VII shall be pursued in accordance with the procedures for indemnification claims in Section 9.7 and shall be subject to the terms and conditions set forth in Section 9.6. Notwithstanding the foregoing or any other term or condition of Article IX, (i) claims for indemnification under this Article VII may only be made prior to the close of business on the 90th day following the expiration of the applicable statute of limitations with respect to the Tax liability in question (giving effect to any waiver, mitigation or extension thereof), (ii) all claims for indemnification made pursuant to this Article VII shall be subject to the limitations set forth in Section 9.4(b), (iii) Parent, the Company and its Subsidiaries shall seek a remedy from the Indemnity Escrow Fund, to the extent of the amount then held in the Indemnity Escrow Fund, with respect to any indemnification claim asserted under this Section before seeking to recover directly from the Stockholders or any holders of Cancelled Options, and (iv) to the extent there is any inconsistency between the terms of Section 7.4 and Section 9.7, the provisions of Section 7.4 shall govern.

SECTION 7.6 Transfer Taxes. Any Transfer Taxes shall be borne 50% by the Stockholders and the holders of Cancelled Options, on the one hand, and 50% by Parent, on the other hand. Parent shall accurately file all necessary Returns and other documentation with respect to Transfer Taxes (“Transfer Tax Returns”). If required by applicable law, the Stockholders or the Stockholder Representative will join in the execution of any Transfer Tax Returns.

SECTION 7.7 Post-Closing Actions. Parent shall not (and shall not cause or permit the Company or any of its Subsidiaries to) amend, re-file or otherwise modify any Tax Return or Tax election relating in whole or in part to the Company or any of its Subsidiaries or agree to the waiver of any extension of the statute of limitations, with respect to any Pre-Closing Tax Period without the prior written consent of the Stockholder Representative (which consent shall not be unreasonably delayed, conditioned or withheld).

SECTION 7.8 Post-Closing Tax Benefits from Compensation Expense. In connection with any payment made to holders of Cancelled Options after the Closing Date from the Escrow Funds or in respect of the Adjustment Amount, such payment shall be accompanied by an additional amount (payable by Parent), allocated among the Stockholders and holders of Cancelled Options in accordance with their Pro Rata Shares, equal to the amount of Post-Closing Tax Benefits from Compensation Expense (subject to the aggregate $7,000,000 cap in the definition thereof) associated with such payment, if any.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger and the other transactions contemplated hereby and by the Ancillary Agreements is subject to the satisfaction or waiver by all parties at or prior to the Effective Time of the following conditions:

(a) HSR Act. Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated hereby and by the Ancillary Agreements.

(c) Approval of Stockholders. The Company Stockholder Approval shall have been obtained.

SECTION 8.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated hereby and by the Ancillary Agreements is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1, 5.2 and 5.11 shall, except for any de minimis inaccuracies, be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) each of the remaining representations and warranties of Parent and Merger Sub set forth in this Agreement or any Ancillary Agreement or in any schedule or certificate delivered pursuant hereto or thereto that is qualified as to materiality or Parent Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement and the Ancillary Agreements at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in set forth in paragraphs (a) and (b) above.

(d) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by each of the parties thereto (other than the Stockholder Representative).

SECTION 8.3 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby and by the Ancillary Agreements is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the Core Reps shall, except for any de minimis inaccuracies, be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) each of the remaining representations and warranties of the Company or any of its Subsidiaries set forth in this Agreement or any Ancillary Agreement or in any schedule or certificate delivered pursuant to Section 6.15 or Section 8.3(f) that is qualified as to materiality or Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Company. The Company and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement and the Ancillary Agreements at or prior to the Effective Time.

(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) AMACAI Merger. The AMACAI Merger shall have been consummated.

(e) Employees. Each of the individuals set forth in Section 8.3(g) of the Disclosure Schedule shall not have terminated employment or given notice of an intention to terminate employment.

(f) Officers’ Certificate. Parent shall have received a certificate dated the Closing Date and signed by an executive officer of the Company certifying as to the matters set forth in paragraphs (a) through (e) above.

(g) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by each of the parties thereto (other than Parent and Merger Sub).

SECTION 8.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE IX

INDEMNIFICATION

SECTION 9.1 Survival.

(a) The representations, warranties, covenants and agreements contained in this Agreement and in any schedule, certificate or other document delivered pursuant to this Agreement shall survive as follows:

(i) the representations and warranties in Articles IV and V (other than the Core Reps and the Tax Rep) shall survive until the first anniversary of the Closing Date;

(ii) the Core Reps shall survive indefinitely;

(iii) the Tax Rep shall survive until the close of business on the 90th day following the expiration of the applicable statute of limitations with respect to the Tax liability in question (giving effect to any waiver, mitigation or extension thereof);

(iv) all covenants and agreements contained in this Agreement shall survive for 18 months following the Closing Date (unless such covenant or agreement contemplates performance after the Closing, in which case it shall survive for the respective periods of performance specified therein); and

(v) notwithstanding the foregoing, any provision of this Agreement that expressly provides for a specific survival period shall survive in accordance with its terms.

(b) “Core Reps” means those representations and warranties set forth in Sections 4.1 (Organization and Qualification), 4.2 (Authority), 4.4 (Capitalization) and 4.23 (Brokers).

(c) “Tax Rep” means those representations and warranties set forth in Section 4.15 (Taxes).

SECTION 9.2 Indemnification. From and after the Closing, each Stockholder and each holder of Cancelled Options, severally and not jointly (in accordance with their Pro Rata Shares), shall be liable for, and shall indemnify and hold harmless Parent, Merger Sub, the Surviving Corporation and their Affiliates, and each of their respective directors, officers and employees, in their capacities as such (collectively, the “Parent Indemnitees”), from and against any and all losses, liabilities, claims, obligations, damages and expenses (including reasonable out-of-pocket legal fees, costs and expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) incurred, sustained or suffered by any of the foregoing as a result of or arising out of:

(a) any breach of any representation or warranty made by the Company contained in this Agreement or any schedule or certificate delivered pursuant to Section 6.15 or 8.3(f);

(b) any breach of any obligation, covenant or agreement of the Company contained in this Agreement that is required to be performed prior to the Closing;

(c) any (i) Transaction Expenses, (ii) Change of Control Payments, or (iii) Indebtedness required to be repaid pursuant to Section 6.13, in each case of (i), (ii) and (iii), to the extent not paid or satisfied by the Company at or prior to the Closing or, if paid by Parent or Merger Sub at or prior to the Closing, to the extent not deducted in the determination of Closing Merger Consideration;

(d) any claim made by any Stockholder or any holder of Options, AMACAI common stock or AMACAI Options relating to such Person’s rights with respect to the Merger Consideration or consideration in respect of Options, or consideration under the AMACAI Merger Agreement, or the calculations and determinations set forth on the Closing Capitalization Schedule; and

(e) any amounts paid to the holders of Dissenting Shares or holders of dissenting shares under the AMACAI Merger Agreement, including any interest required to be paid thereon, that are in excess of what such holders would have received hereunder or under the AMACAI Merger Agreement had such holders not been holders of Dissenting Shares or dissenting shares under the AMACAI Merger Agreement.

SECTION 9.3 Indemnification by Parent. From and after the Closing, Parent shall be liable for, and shall indemnify and hold harmless the Stockholders and holders of Cancelled Options and their Affiliates and their respective directors, officers and employees, in their capacities as such, from and against any and all Losses incurred, sustained or suffered by any of the foregoing as a result of or arising out of:

(a) any breach of any representation or warranty made by Parent or Merger Sub contained in this Agreement or any certificate delivered pursuant to Section 8.2(c); and

(b) any breach of any obligation, covenant or agreement of Parent, Merger Sub or the Surviving Corporation contained in this Agreement.

SECTION 9.4 Indemnification Deductible; Limitations.

(a) Notwithstanding the provisions of Section 9.2, no Parent Indemnitee shall be entitled to indemnification under this Article IX:

(i) with respect to any claim for indemnification under Section 9.2(a), unless the aggregate of all Losses to which the Parent Indemnitees are entitled to indemnification under Section 9.2(a) exceeds, on a cumulative basis, an amount equal to $6,500,000 (the “Deductible”), and then only to the extent of such excess; provided that claims for indemnification under Section 9.2(a) for breaches of the Core Reps or the Tax Rep shall not be subject to the Deductible but instead shall be recoverable on a dollar-for-dollar basis; and

(ii) under Section 9.2(a) in excess of $40,000,000; provided, that claims based on the Core Reps or the Tax Rep shall not be subject to such cap.

(b) Notwithstanding anything to the contrary in this Agreement:

(i) except in cases of fraud, the aggregate liability under this Agreement or any Ancillary Agreement of any Stockholder or any holder of Cancelled Options shall not exceed the Merger Consideration actually received by such Stockholder or Cancelled Option holder;

(ii) no party shall have any liability to any other party under Section 9.2 or 9.3 for punitive, exemplary or special damages (excluding punitive, exemplary or special damages payable by an indemnified Person to a third Person); and

(iii) no party shall have any liability to any other party under Section 9.2 or 9.3 for any Loss to the extent such Loss was taken into account in the determination of Closing Non-Cash Working Capital.

SECTION 9.5 Termination of Indemnification. The obligations to indemnify and hold harmless any party (a) pursuant to Section 9.2(a), (b) or (c) or 9.3 shall terminate when the applicable representation or warranty or covenant terminates pursuant to Section 9.1, and (b) pursuant to any other provision of Section 9.2 shall not terminate; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any particular item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim in good faith compliance with Section 9.7.

SECTION 9.6 Exclusive Monetary Remedy; Nature of Payments; Materiality Qualifications; Insurance Proceeds.

(a) The parties acknowledge that their sole and exclusive remedy after the Closing with respect to any claims relating to or arising out of this Agreement (other than in cases of fraud or claims for specific performance under Section 11.11) shall be pursuant to the indemnification provisions set forth in this Article and Section 7.5. In furtherance of the foregoing, each party hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any rights, claims and causes of action (other than in cases of fraud or claims for specific performance under Section 11.11) for damages it may have against any other party arising under this Agreement or any schedule, certificate or other document delivered pursuant hereto, except pursuant to the indemnification provisions set forth in this Article and Section 7.5.

(b) The parties agree to treat any amounts payable pursuant to this Article as adjustments to the purchase price for the Shares for all Tax purposes to the extent permitted by Law.

(c) For purposes of calculating the amount of any Loss with respect to a breach of any representation or warranty for which indemnification is sought pursuant to this Article (but not for purposes of determining whether such a breach has occurred), all materiality references (including references to Material Adverse Effect and Parent Material Adverse Effect) shall be disregarded.

(d) The amount of Losses that the Parent Indemnitees may be entitled to recover under this Article or Section 7.5 shall be reduced by the amount of any payment actually received by the Parent Indemnitees with respect to such Losses from any insurance provider, net of any related increase in premiums, regardless of whether such insurance proceeds are received before or after any related indemnification payments are made under this Article or Section 7.5. If any such insurance proceeds are received after a related indemnification payment is made under this Article or Section 7.5, Parent shall return to the Stockholder Representative (for the benefit of the Stockholders and the holders of Cancelled Options), within three Business Days of the receipt of such insurance proceeds (and based on an estimate of the associated increase in premiums), the applicable portion of such previously made indemnification payment.

SECTION 9.7 Procedures.

(a) In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party from which indemnity is sought (the “Indemnifying Party”) as promptly as practicable (and in any event within five Business Days) after receipt by such Indemnified Party of written notice of the Third Party Claim, which notice shall include a reasonably detailed statement of the basis for such claim and a detailed statement of the amount of Losses sought (to the extent then known), and shall provide the Indemnifying Party with such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article except to the extent that the Indemnifying Party is prejudiced by such failure.

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 30 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, however, that if the Indemnifying Parent assumes the defense of a Third Party Claim, but then fails to diligently defend such claim after receipt of written notice by the Indemnified Party of the reasons for such failure and the Indemnifying Party fails to cure such failure within 10 Business Days after receiving such notice, the Indemnified Parent shall have the right to the reassume the defense thereof at the expense of the Indemnifying Party. The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party is not assuming the defense thereof. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the employment of such counsel shall have been specifically authorized in writing by the Indemnifying Party or (ii) the named parties to the Third Party Claim include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party shall have been advised by such counsel that there are one or more legal defenses available to it that are different from or additional to those available to the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall be authorized to enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim without the prior consent of the Indemnified Party if, and only if, such settlement, compromise or judgment (A) involves no finding or admission of wrongdoing, (B) includes an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim and (C) does not impose equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder. If the Indemnifying Party assumes the defense of the Third Party Claim, the Indemnified Party shall not settle or compromise such Third Party Claim without the prior written consent of the Indemnifying Party.

(c) The indemnification required hereunder in respect of a Third Party Claim shall be made by prompt payment by the Indemnifying Party of the amount of actual Losses in connection therewith (i) in the case of reasonable and documented legal expenses and other out-of-pocket payments required to be made by the Indemnified Party, as and when such payments must be and have been made (so long as such payments may be funded out of the Indemnity Escrow Fund; if the Indemnity Escrow Fund is insufficient to fund such payments, then such payments shall be made upon final resolution of such Third Party Claim), and (ii) in the case of other Losses, upon final resolution of such Third Party Claim.

(d) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party, which notice shall include a reasonably detailed statement of the basis for such claim and a detailed statement of the amount of Losses sought (to the extent then known), and shall provide the Indemnifying Party with such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article except to the extent that the Indemnifying Party is prejudiced by such failure. If the Indemnifying Party does not notify the Indemnified Party within 60 days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand. If the Indemnifying Party agrees that it has an indemnification obligation but asserts that it is obligated to pay a lesser amount than that claimed by the Indemnified Party, the Indemnifying Party shall pay such lesser amount promptly to the Indemnified Party, without prejudice to or waiver of the Indemnified Party’s claim for the difference.

(e) For purposes of this Section, (i) if Parent (or any other Parent Indemnitee) comprises the Indemnified Party, any references to the Indemnifying Party (except provisions relating to an obligation to make any payments) shall be deemed to refer to the Stockholder Representative, and (ii) if Parent comprises the Indemnifying Party, any references to the Indemnified Party shall be deemed to refer to the Stockholder Representative. Any payment received by the Stockholder Representative shall be distributed to the Stockholders and the holders of Cancelled Options in accordance with this Agreement.

SECTION 9.8 Indemnity Escrow Fund.

(a) The sole and exclusive source for the recovery of the Parent Indemnitees of any indemnification obligations payable under Section 9.2(a) (except with respect to the Core Reps and the Tax Rep) shall be the Indemnity Escrow Fund. Parent shall seek a remedy from the Indemnity Escrow Fund, to the extent of the amount then held in the Indemnity Escrow Fund, with respect to any indemnification claim asserted hereunder before seeking to recover any Losses directly from the Stockholders or any holders of Cancelled Options.

(b) Upon the termination of the Indemnity Escrow Fund pursuant to the terms of the Escrow Agreement, the Escrow Agent shall pay any amounts remaining in the Escrow Fund to the Stockholders (other than holders of any Dissenting Shares) and the holders of Cancelled Options as instructed by the Stockholder Representative. Payment of such amounts shall be made to the Stockholders and such Cancelled Option holders in accordance with their Pro Rata Shares.

ARTICLE X

TERMINATION

SECTION 10.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before February 10, 2012 (the “Outside Date”); provided, that (A) if the Merger is not consummated before December 21, 2011, then the Outside Date shall be automatically extended by 14 calendar days, and (B) no party shall have the right to terminate this Agreement pursuant to this paragraph (i) if the failure of the Merger to be consummated by the Outside Date was primarily due to, or the result of, the failure of such party to perform or comply with any of the obligations, covenants or agreements of such party set forth in this Agreement; or

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this paragraph (ii) shall have complied with its obligations under Section 6.9; or

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time, (A) would result in the failure of any of the conditions set forth in Section 8.1 or 8.3 and (B) cannot be cured by the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph (i) if Parent or Merger Sub is then in material breach of any of its covenants, agreements or representations or warranties set forth in this Agreement; or

(ii) if Written Consents from the Consenting Stockholders with respect to all shares of Common Stock held by such holders shall fail to be delivered to the Secretary of the Company (with a copy thereof delivered by such Secretary to Parent) by the Consent Deadline; or

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time, (A) would result in the failure of any of the conditions set forth in Section 8.1 or 8.2 and (B) cannot be cured by the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph (i) if it is then in material breach of any of its covenants, agreements or representations or warranties set forth in this Agreement; or

(ii) if the Merger shall not have been consummated on or before the third Business Day after the date it was required to occur pursuant to Section 2.2 and all of the conditions set forth in Sections 8.1 and 8.3 continue to be satisfied at the time of such termination (other than those conditions that by their terms are to be satisfied at the Closing), and the Company shall have provided written notice to Parent on the date the Closing was required to occur pursuant to Section 2.2 and at the time of termination that the Company is ready, willing and able to consummate the Merger on such date and at the time of termination (it being understood that Parent shall not be entitled to terminate this Agreement during such three-Business Day period following the Company’s delivery of such notice).

The party desiring to terminate this Agreement pursuant to this Section (other than paragraph (a) hereof) shall give notice of such termination to the other party. Nothing in this Section shall limit or prevent any party from exercising any rights or remedies it may have under Section 11.11 in lieu of terminating this Agreement pursuant to this Section.

SECTION 10.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, provided, that:

(a) the Confidentiality Agreement and the provisions of Sections 4.23 (Brokers), 5.7 (Brokers), 6.10 (Public Announcements), the indemnification provisions of Section 6.12(g), this Section, and 10.3 (Fees and Expenses; Limitation of Liability of Parent Parties), and Article XI shall survive the termination hereof;

(b) the Company or Parent may have liability as provided in Section 10.3;

(c) subject to Section 10.3(c) (including the limitation on liability set forth therein), no such termination shall relieve any party from any liability or damages resulting from a Willful Breach of this Agreement or fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity. “Willful Breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act; and

(d) in the case of any damages sought by the Company from Parent or Merger Sub, including for any Willful Breach, such damages may be based on the consideration that would have otherwise been payable to the Stockholders and holders of Options pursuant to this Agreement.

SECTION 10.3 Fees and Expenses; Limitation of Liability of Parent Parties.

(a) Generally. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby and thereby (including in connection with obtaining any required consent or approval of a third Person or a Governmental Entity) shall be paid by the party incurring such fees or expenses, whether or not the Merger and the other transactions contemplated hereby and thereby are consummated.

(b) Closing Failure Fee. In the event that this Agreement is terminated by the Company pursuant to Section 10.1(d)(ii), then Parent shall pay to the Company a termination fee of $45,000,000 (the “Closing Failure Fee”) by wire transfer of immediately available funds in accordance with wire transfer instructions provided by the Company, within three Business Days following such termination.

(c) Limitation of Liability of Parent Parties; Effect of Payment of Closing Failure Fee. Notwithstanding anything to the contrary in this Agreement (other than the indemnification and reimbursement obligations of Parent and Merger Sub in Section 6.12(g)), except in cases of fraud:

(i) No Parent Party, except Parent and Merger Sub, shall have any liability to the Company, any of its Affiliates or any of its or their stockholders for any obligation or liability of the parties to this Agreement or for any claim or any loss suffered as a result of any breach of this Agreement, any Ancillary Agreement or the Financing Commitment (including any Willful Breach), or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise.

(ii) Without limiting the right of the Company to seek specific performance in accordance with Section 11.11, the maximum aggregate monetary liability of Parent and Merger Sub to the Company, its Affiliates and its or their stockholders for any loss suffered as a result of any breach of this Agreement, any Ancillary Agreement or the Financing Commitment (including any Willful Breach), or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, shall be limited to $45,000,000 (inclusive of the Closing Failure Fee), and in no event shall the Company seek to, and the Company shall cause its Affiliates and shall use its commercially reasonable efforts to cause its and their stockholders not to seek to, recover any money damages (including consequential, indirect or punitive damages) in excess of such amount as a result of any such breach.

(iii) Upon receipt by the Company of the Closing Failure Fee, no Parent Party shall have any further liability or obligation to the Company, its Affiliates or its or their stockholders for any loss suffered as a result of any breach of this Agreement, any Ancillary Agreement or the Financing Commitment, or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and in such event, the Company shall not seek to, and the Company shall cause its Affiliates and shall use its commercially reasonable efforts to cause its and their stockholders not to seek to, recover any money damages (including consequential, indirect or punitive damages, or damages on account of a Willful Breach) or obtain any equitable relief from any Parent Party.

(d) The parties acknowledge that the agreements contained in this Section are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.1 Amendment and Modification. This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, (notwithstanding any stockholder approval); provided, however, that after approval of the transactions contemplated hereby by the stockholders of the Company, no amendment shall be made which pursuant to applicable Law requires further approval by such stockholders without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, Sections 10.3(c), 11.7(b), 11.9(b) and (c) and 11.13 and this Section may not be modified, waived or terminated in a manner that materially impacts or is adverse in any material respect to the Financing Sources without the prior written consent of the Financing Sources.

SECTION 11.2 Extension. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, extend the time for the performance of any of the obligations or other acts of the parties. Any agreement on the part of a party to any such extension shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

SECTION 11.3 Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or any document delivered pursuant hereto or (b) waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

SECTION 11.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub or the Surviving Corporation, to:

NeuStar, Inc.

21575 Ridgetop Circle

Sterling, VA 20166

Attention: Martin Lowen

Facsimile: (571) 434-5735

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue N.W.

Washington, DC 20036-5306

Attention: Stephen Glover

Facsimile: (202) 530-9598

(ii) if to Company, to:

Targus Information Corporation

8010 Towers Crescent Drive, 5th Floor

Vienna, VA 22182

Attention: Chief Financial Officer

Telephone: (703) 272-6211

Facsimile: (703) 272-6260

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, NW

Washington, DC 20006

Attention: Stephanie C. Evans, Esq.

Facsimile: (202) 663-6363

(iii) if to the Stockholder Representative, to:

Michael M. Sullivan

7112 44th St.

Chevy Chase, MD 20815

Facsimile: 301-907-8141

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, NW

Washington, DC 20006

Attention: Stephanie C. Evans, Esq.

Facsimile: (202) 663-6363

SECTION 11.5 Interpretation. When a reference is made in this Agreement to an Article, Section, paragraph, clause, Exhibit or Schedule such reference shall be to an Article, Section, paragraph, clause, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances requires. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation” unless otherwise specified. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “assets” and “properties” shall be deemed to have the same meaning, and to refer to all assets and properties, whether real or personal, tangible or intangible. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

SECTION 11.6 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, representations, communications and understandings and all prior and contemporaneous oral agreements, arrangements, representations, communications and understandings among the parties with respect to the subject matter hereof and thereof.

SECTION 11.7 No Third-Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

(b) Notwithstanding the foregoing paragraph (a):

(i) following the Effective Time, the provisions of Section 6.11 shall be enforceable as provided therein;

(ii) the provisions of Sections 10.3(c) shall be enforceable against the Company (but not Parent or Merger Sub) by each Financing Source and its successors and assigns, and the provisions of Section 11.1, this Section and Sections 11.9 and 11.13 shall be enforceable against all parties to this Agreement by each Financing Source and its successors and assigns; and

(iii) following the Effective Time, the provisions of Article III shall be enforceable by each Stockholder and each holder of Options as of the Effective Time solely to the extent necessary for any such Person to receive the consideration to which it is entitled pursuant to Article III.

SECTION 11.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or Merger and the other transactions contemplated hereby and by the Ancillary Agreements shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware; provided, however, that if any Ancillary Agreement expressly specifies a choice of law other than Delaware, all disputes or controversies arising out of or relating to such Ancillary Agreement shall be governed by the law specified in such Ancillary Agreement.

SECTION 11.9 Submission to Jurisdiction; Limitation on Suits Against Parent Parties and Financing Sources.

(a) Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the Merger or the other transactions contemplated hereby or by the Ancillary Agreements brought by any party or its

Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement or the Merger or the other transactions contemplated hereby and by the Ancillary Agreements. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Notwithstanding anything to the contrary in the foregoing, this paragraph (a) shall not apply with respect to any legal action or proceeding arising out of or relating to the Holder Agreements.

(b) Limitation on Suits Against Parent Parties. Without limiting Sections 10.3(c) or 11.7(b) or paragraph (c) below, this Agreement may only be enforced by the Company against, and claims or causes of action that are based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made by the Company against Parent and Merger Sub, and the Company shall not seek to, and shall cause its Affiliates and shall use its commercially reasonable efforts to cause its and their stockholders not to seek to, enforce this Agreement against, or make any claims or causes of action that are based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement against, any other Parent Party.

(c) Limitation on Suits Against Financing Sources. Without limiting Section 10.3(c) or paragraph (b) above, and notwithstanding anything to the contrary in this Agreement, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or the Merger or any of the other transactions contemplated by this Agreement and the Ancillary Agreements, including any dispute arising out of or relating in any way to the Financing Commitment or the definitive agreements executed in connection therewith or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(d) Waivers. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware (or New York, as applicable) as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 11.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of Parent (in the case of an assignment by the Company) or the Company (in the case of an assignment by Parent or Merger Sub), and any such assignment without such prior written consent shall be null and void; provided, however, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 11.11 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, subject to paragraph (b) below, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Notwithstanding the foregoing paragraph (a), the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to consummate the Merger only if:

(i) all conditions in Sections 8.1 and 8.3 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied;

(ii) Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to occur pursuant to Section 2.2;

(iii) the Financing (or any equity financing substituted or deemed substituted in whole or in part therefor pursuant to Section 6.12(a)) has been funded or will be funded at the Closing; and

(iv) the Company has irrevocably confirmed that if specific performance is granted and the Financing (or any equity financing substituted or deemed substituted in whole or in part therefor pursuant to Section 6.12(a)) is funded, then the Closing will occur.

(c) Notwithstanding anything herein to the contrary, the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to draw down the Financing (or any replacement financing) only if the Closing (including consummation of the Merger) will occur substantially simultaneously with such draw down.

(d) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 11.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 11.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY AND BY THE ANCILLARY AGREEMENTS.

SECTION 11.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

SECTION 11.15 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TARGUS INFORMATION CORPORATION, as the Company,

By	/s/ George Moore
	Name:	George Moore
	Title:	Chief Executive Officer

NEUSTAR, INC. as Parent

By	/s/ Paul Lalljie
	Name:	Paul Lalljie
	Title:	Senior Vice President and Chief Financial Officer

TUMI MERGER SUB, INC., as Merger Sub,

By	/s/ Paul Lalljie
	Name:	Paul Lalljie
	Title:	Treasurer and Secretary

MICHAEL M. SULLIVAN, solely in his capacity as the initial Stockholder Representative,

/s/ Michael Sullivan